   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 24, 1994

                                                  REGISTRATION NO. 33-52961

- - - - --------------------------------------------------------------------------------
- - - - --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------

                              POST-EFFECTIVE

                              AMENDMENT NO. 1

                                    TO
                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                ---------------

                             AMSOUTH BANCORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

       DELAWARE                       6711                     63-0591257
   (STATE OR OTHER        (PRIMARY STANDARD INDUSTRIAL      (I.R.S. EMPLOYER
   JURISDICTION OF        CLASSIFICATION CODE NUMBER)     IDENTIFICATION NUMBER)
   INCORPORATION OR
    ORGANIZATION)


                            1400 AMSOUTH-SONAT TOWER
                           BIRMINGHAM, ALABAMA 35203
                                 (205) 320-7151
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ---------------

                            MARIA B. CAMPBELL, ESQ.
                           EXECUTIVE VICE PRESIDENT,
                         GENERAL COUNSEL AND SECRETARY

                             AMSOUTH BANCORPORATION
                            1400 AMSOUTH-SONAT TOWER
                           BIRMINGHAM, ALABAMA 35203
                                 (205) 326-5319
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:

     MICHAEL L. JAMIESON, ESQ.                 H. RODGIN COHEN, ESQ.
          HOLLAND & KNIGHT                      SULLIVAN & CROMWELL
       400 NORTH ASHLEY DRIVE                    125 BROAD STREET
        TAMPA, FLORIDA 33602                 NEW YORK, NEW YORK 10004

                                ---------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF SECURITIES TO THE
PUBLIC: As soon as practicable after the effectiveness hereof.

  If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

                                ---------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- - - - --------------------------------------------------------------------------------
- - - - --------------------------------------------------------------------------------
- - - - --------------------------------------------------------------------------------

                             AMSOUTH BANCORPORATION

                               ----------------

                             CROSS-REFERENCE SHEET

                               ----------------

  ITEM
 NUMBER          CAPTION               LOCATION OR CAPTION IN PROXY STATEMENT/PROSPECTUS
 ------          -------               -------------------------------------------------
A. Information About the Transaction
  1.    Forepart of Registration
         Statement and Outside
         Front Cover Page of
         Prospectus.............        Outside Front Cover of Prospectus;
                                         Facing Page; Cross Reference Sheet
  2.    Inside Front and Outside
         Back Cover Pages of
         Prospectus.............        Available Information; Incorporation
                                         of Certain Documents by Reference;
                                         Table of Contents
  3.    Risk Factors, Ratio of
         Earnings to Fixed
         Charges and Other
         Information............        Summary; Comparative Market and Stock
                                         Price Data; Comparative Per Share
                                         Information; Summary Condensed
                                         Consolidated Financial Information
  4.    Terms of the
         Transaction............        Summary; The Merger; Election and
                                         Allocation Procedures; Certain
                                         Federal Income Tax Considerations
  5.    Pro Forma Financial
         Information............        Summary Condensed Consolidated
                                         Financial Information; Incorporation
                                         of Certain Documents by Reference
  6.    Material Contacts with
         the Company Being
         Acquired...............        *
  7.    Additional Information
         Required for Reoffering
         by Persons and Parties
         Deemed to Be
         Underwriters...........        *
  8.    Interest of Named
         Experts and Counsel....        *
  9.    Disclosure of Commission
         Position on
         Indemnification for
         Securities Act
         Liabilities............        *
B. Information About the Registrant
 10.    Information with Respect
         to S-3 Registrants.....        Incorporation of Certain Documents by
                                         Reference; Summary; Introduction--
                                         Parties to the Merger
 11.    Incorporation of Certain
         Information by
         Reference..............        Incorporation of Certain Documents by
                                         Reference
 12.    Information with Respect
         to S-2 or S-3
         Registrants............        *

  ITEM
 NUMBER          CAPTION                LOCATION OR CAPTION IN PROXY STATEMENT/PROSPECTUS
 ------          -------                -------------------------------------------------
 13.    Incorporation of Certain
         Information by
         Reference..............        *
 14.    Information with Respect
         to Registrants Other
         than S-3 or S-2
         Registrants............        *
C. Information About the Company Being Acquired
 15.    Information with Respect
         to S-3 Companies.......        Incorporation of Certain Documents by
                                         Reference; Summary; Introduction--
                                         Parties to the Merger
 16.    Information with Respect
         to S-2 or S-3
         Companies..............        *
 17.    Information with Respect
         to Companies Other than
         S-2 or S-3 Companies...        *
D. Voting and Management Information
 18.    Information if Proxies,
         Consents or
         Authorizations Are to
         Be Solicited...........        *
 19.    Information if Proxies,
         Consents or
         Authorizations Are Not
         to Be Solicited, or in
         an Exchange Offer......        Incorporation of Certain Documents by
                                         Reference

- - - - --------
* Inapplicable, not required or none.

                                                               May 27, 1994

                           [AMSOUTH LETTERHEAD]

Dear Fortune Shareholder:

  On May 23, 1994, the shareholders of Fortune Bancorp, Inc. ("Fortune") approved an Agreement and Plan of Merger, dated as of September 12, 1993 and amended as of May 11, 1994 (as so amended, "Merger Agreement"), which provides for the merger of Fortune with and into AmSouth Bancorporation ("AmSouth") (the "Merger").

  As described in the Proxy Statement-Prospectus referred to below, the Merger Agreement provides that in the Merger (1) each Fortune common shareholder will receive either all cash or all shares of AmSouth common stock in exchange for all his or her shares of Fortune common stock and (2) each Fortune preferred shareholder will receive either all cash or all shares of AmSouth common stock plus approximately $1.81 per share in cash in exchange for all his or her shares of Fortune preferred stock.

  Accordingly, AmSouth is now asking you to indicate whether you wish to elect to receive either all cash or all AmSouth common stock (plus approximately $1.81 in cash per share of Fortune preferred stock) in exchange for your shares of Fortune stock. To assist you in making this election, enclosed are an Election Form and Letter of Transmittal (the "Election Form") and a Prospectus Supplement to the original Proxy Statement-Prospectus, dated April 5, 1994, as supplemented by a supplement dated May 12, 1994, which was sent to Fortune shareholders of record as of March 14, 1994. The Prospectus Supplement is attached to this letter; for those of you who did not previously receive a copy of the original Proxy Statement-Prospectus as supplemented, a copy is also enclosed.

  There can be no guarantee that any given shareholder's election will be honored. Each election will be subject to the results of the procedures set forth in the Merger Agreement for allocating the amounts available for cash and AmSouth common stock payments among Fortune shareholders. To the extent that shareholder elections exceed the total amounts available for cash or AmSouth common stock payments, the Exchange Agent will be required to select certain shareholders whose shares will be converted into AmSouth common stock or cash, respectively, notwithstanding their elections.

  You will need to complete and return the accompanying Election Form to the Exchange Agent, AmSouth Bank N.A., in order to indicate whether you wish to receive either all cash or all AmSouth common stock (plus approximately $1.81 in cash per share of Fortune preferred stock). You also may indicate on the Election Form that you do not have a preference as to cash or AmSouth common stock.

  We urge you to consult your own financial advisor before making your election. Moreover, although certain federal income tax consequences of the Merger for Fortune shareholders are described in the Prospectus Supplement, you should consult your own tax advisor because of the complexities of the federal, state and local tax laws. We make no recommendation as to whether you should elect cash or stock or indicate no preference.

  It is important that you read the accompanying documents carefully, complete the enclosed Election Form, and ensure that it, together with all stock certificates (other than certificates held through Fortune's Dividend Reinvestment Plan) representing your Fortune common stock and/or Fortune preferred stock to which the Election Form relates, is actually received by the Exchange Agent at one of the proper locations specified in the Election Form by 5:00 p.m., Central Time, on June 16, 1994. If such materials are not actually received by the Exchange Agent at one of the proper locations by the proper time, you will be deemed to have expressed no preference and will receive either cash or AmSouth common stock (plus approximately $1.81 in cash per share of Fortune preferred stock), depending upon the choices made by other Fortune shareholders.

                                          John W. Woods

                                          Sincerely,

                                          Chairman of the Board, President and
                                          Chief Executive Officer

                            AMSOUTH BANCORPORATION

                   COMMON STOCK (PAR VALUE $1.00 PER SHARE)

 PROSPECTUS SUPPLEMENT TO PROXY STATEMENT-PROSPECTUS DATED APRIL 5, 1994

                               ----------------

  This Prospectus Supplement ("Supplement") is being furnished to holders of common stock, par value $.01 per share ("Fortune Common Stock"), and shares of Series A 8% Cumulative Convertible Preferred Stock, par value $.01 per share ("Fortune Preferred Stock"), of Fortune Bancorp, Inc. ("Fortune"), as a supplement to the Proxy Statement-Prospectus, dated April 5, 1994 and supplemented by the supplement thereto, dated May 12, 1994 (as so supplemented, the "Proxy Statement-Prospectus"), of Fortune and AmSouth Bancorporation ("AmSouth"). The Proxy Statement-Prospectus was previously sent to holders of record of Fortune Common Stock as of March 14, 1994 in connection with the Annual Meeting of Shareholders of Fortune held on May 23, 1994 (the "Annual Meeting"). A copy of the Proxy Statement-Prospectus is enclosed herewith for shareholders to whom a Proxy Statement-Prospectus has not previously been sent. At the Annual Meeting, Fortune shareholders approved the Agreement and Plan of Merger, dated as of September 12, 1993, as amended (as so amended, the "Merger Agreement"), by and between AmSouth and Fortune, which provides for the acquisition of Fortune by AmSouth (the "Merger").

  This Supplement updates certain information contained in the Proxy Statement-Prospectus and, together with the Proxy Statement-Prospectus, is for the use of Fortune shareholders of record in determining whether they would elect to receive either all cash or all shares of common stock, par value $1.00 per share (including the associated preferred stock purchase rights, "AmSouth Common Stock"), of AmSouth (plus approximately $1.81 in cash per share of Fortune Preferred Stock (the "Preferred Stock Cash Amount")) or would have no preference as between cash and AmSouth Common Stock (plus the Preferred Stock Cash Amount) for all their shares of Fortune Common Stock or Fortune Preferred Stock. A Fortune shareholder should consider current price information prior to making an election, but, because the market price of AmSouth Common Stock fluctuates, the market price of AmSouth Common Stock (and, therefore, the relative values of the cash and stock consideration) may vary from the price (and relative values) on the date hereof. Under the terms of the Merger Agreement, no consideration will be paid to holders of Fortune stock until the completion of the election and allocation procedures described herein, which will not occur until June 23, 1994 at the earliest. Furthermore, as discussed under "ELECTION AND ALLOCATION PROCEDURES," no guarantee can be given that an election by any given shareholder will be honored.

  PLEASE READ THIS SUPPLEMENT AND THE PROXY STATEMENT-PROSPECTUS CAREFULLY. FAILURE OF A HOLDER OF FORTUNE COMMON STOCK AND/OR FORTUNE PREFERRED STOCK TO PROPERLY COMPLETE AND DELIVER THE ACCOMPANYING ELECTION FORM AND LETTER OF TRANSMITTAL (THE "ELECTION FORM"), TOGETHER WITH THE CERTIFICATES REPRESENTING SHARES OF FORTUNE COMMON STOCK AND/OR FORTUNE PREFERRED STOCK TO WHICH THE ELECTION FORM RELATES (OTHER THAN CERTIFICATES FOR SUCH SHARES THAT ARE OWNED THROUGH FORTUNE'S DIVIDEND REINVESTMENT PLAN), TO ONE OF THE PROPER LOCATIONS SPECIFIED IN THE ELECTION FORM, BY 5:00 P.M., CENTRAL TIME, ON JUNE 16, 1994 (THE "ELECTION DEADLINE") AND TO COMPLY WITH THE PROCEDURES DESCRIBED IN THIS SUPPLEMENT WILL CAUSE SUCH HOLDER TO BE DEEMED TO HAVE EXPRESSED NO PREFERENCE AND TO RECEIVE EITHER ALL CASH OR ALL AMSOUTH COMMON STOCK (PLUS THE PREFERRED STOCK CASH AMOUNT), DEPENDING UPON THE ELECTIONS MADE BY OTHER FORTUNE SHAREHOLDERS. IF YOUR STOCK CERTIFICATE(S) IS LOST, STOLEN OR DESTROYED, YOU ARE URGED TO REFER TO INSTRUCTION 12 SET FORTH ON THE ACCOMPANYING ELECTION FORM.

  This Supplement and the Proxy Statement-Prospectus constitute prospectuses of AmSouth with respect to the shares of AmSouth Common Stock issuable pursuant to the Merger. This Supplement shall not constitute an offer to sell or solicitation of an offer to purchase unless accompanied or preceded by the Proxy Statement-Prospectus.

  The outstanding shares of AmSouth Common Stock are listed on the NYSE under the symbol "ASO."

  All information contained in this Supplement or the Proxy
Statement/Prospectus relating to Fortune has been supplied by Fortune and all information relating to AmSouth has been supplied by AmSouth.

                               ----------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS SUPPLEMENT OR THE PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

  THE SHARES OF AMSOUTH COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF A BANK OR SAVINGS
  ASSOCIATION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

                               ----------------

          THE DATE OF THIS PROSPECTUS SUPPLEMENT IS MAY  , 1994.

                             AVAILABLE INFORMATION

  Fortune and AmSouth are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy statements and other information filed by Fortune and AmSouth with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Seven World Trade Center (13th Floor), New York, New York 10048, and Northwestern Atrium Center, 500 West Madison, Suite 1400, Chicago, Illinois 60661. Copies of such material also can be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549, at prescribed rates. In addition, material filed by AmSouth can be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005, on which the AmSouth Common Stock is listed.

  AmSouth has filed with the Commission a Registration Statement on Form S-4 (together with any amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities to be issued pursuant to the Merger Agreement. This Supplement does not contain all the information set forth in the Registration Statement. Such additional information may be obtained from the Commission's principal office in Washington, D.C. Statements contained in this Supplement or in any document incorporated by reference in this Supplement as to the contents of any contract or other document referred to herein or therein are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference.

  THIS SUPPLEMENT INCORPORATES DOCUMENTS BY REFERENCE THAT ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. SUCH DOCUMENTS (OTHER THAN EXHIBITS TO SUCH DOCUMENTS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE) ARE AVAILABLE TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER TO WHOM THIS SUPPLEMENT IS DELIVERED, ON WRITTEN OR ORAL REQUEST, WITHOUT CHARGE, IN THE CASE OF DOCUMENTS RELATING TO FORTUNE, DIRECTED TO FORTUNE, 16120 U.S. HIGHWAY 19 NORTH, CLEARWATER, FLORIDA 34624-6895 (TELEPHONE NUMBER 813/538-1114),
ATTENTION: CORPORATE SECRETARY, OR, IN THE CASE OF DOCUMENTS RELATING TO AMSOUTH, DIRECTED TO AMSOUTH, POST OFFICE BOX 11007, BIRMINGHAM, ALABAMA 35288 (TELEPHONE NUMBER 205/583-4439), ATTENTION: INVESTOR RELATIONS DEPARTMENT. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUESTS SHOULD BE MADE BY JUNE 10, 1994.

  NO PERSONS HAVE BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS SUPPLEMENT IN CONNECTION WITH THE OFFERING OF SECURITIES MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY FORTUNE, AMSOUTH OR ANY OTHER PERSON. THIS SUPPLEMENT DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS SUPPLEMENT NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF FORTUNE OR AMSOUTH SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

  A copy of Fortune's Annual Report on Form 10-K and Annual Report to Shareholders for the fiscal year ended September 30, 1993, has previously been provided to shareholders. A copy of Fortune's Quarterly Report in Form 10-Q for the quarter ended March 31, 1994, is enclosed herewith. SHAREHOLDERS MAY OBTAIN, FREE OF CHARGE, AN ADDITIONAL COPY OF FORTUNE'S ANNUAL REPORT OR QUARTERLY REPORT BY WRITING TO THE CORPORATE SECRETARY OF FORTUNE AT THE ABOVE ADDRESS.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed with the Commission by Fortune (File No. 0-11608) and AmSouth (File No. 1-7476) pursuant to the Exchange Act are incorporated by reference in this Supplement:

  1. Fortune's Annual Report on Form 10-K for the year ended September 30, 1993 ("Fortune's Annual Report");

  2. Fortune's Quarterly Report on Form 10-Q for the quarterly periods ended December 31, 1993 and March 31, 1994 (a copy of which is enclosed);

  3. Fortune's Current Reports on Form 8-K filed on (i) September 17, 1993,
(ii) December 16, 1993, as amended by a Form 8-K/A filed on December 24, 1993, (iii) March 4, 1994, (iv) April 1, 1994, and (v) May 13, 1994.

  4. AmSouth's Annual Report on Form 10-K for the fiscal year ended December 31, 1993 (provided that the information referred to in Item 402(a)(8) of Regulation S-K shall not be deemed to be specifically incorporated herein);


  5. AmSouth's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1994.

  6. AmSouth's Current Reports on Form 8-K filed on (i) December 21, 1993, as amended by a Form 8-K/A filed on February 16, 1994; (ii) January 26, 1994;
(iii) March 22, 1994, as amended by a Form 8-K/A filed on April 11, 1994; (iv) April 11, 1994; (v) April 15, 1994; (vi) April 22, 1994; (vii) May 11, 1994;
(viii) May 19, 1994; (ix) May 20, 1994.

  7. AmSouth's Registration Statement on Form 10, filed on March 12, 1973, with respect to the description of AmSouth Common Stock contained therein (and any amendment or report filed for the purpose of updating such description); and

  8. AmSouth's Registration Statement on Form 8-A, filed on July 10, 1989, with respect to the AmSouth's Stockholder Protection Rights Agreement (and any amendment or report filed for the purpose of updating such description).

  9. The Proxy Statement-Prospectus.

  All documents and reports subsequently filed by Fortune and AmSouth pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Supplement shall be deemed to be incorporated by reference in this Supplement and to be part hereof from the date of filing of such documents or reports. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Supplement to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Supplement.

                            TABLE OF CONTENTS

                                     PAGE
                                     ----
Available Information...............   2
Incorporation of Certain Documents
 by Reference.......................   3
Summary.............................   4
Comparative Market and Stock Price
 Data...............................  13
Comparative Per Share Information...  15
Summary Condensed Consolidated
 Financial Information..............  16
Introduction........................  21
  General...........................  21
  Parties to the Merger.............  21
The Merger..........................  24
 Effect of the Merger...............  25
 Merger Consideration...............  25
Election and Allocation Procedures..  28
 Description of Elections...........  28
 Allocation Procedures..............  29
 Issuance of Stock and Payment of
   Cash.............................  31
 Certain Federal Income Tax
   Consequences.....................  32
 Backup Withholding.................  34
NYSE Listing........................  35
Experts.............................  35

                                    SUMMARY

  The following is a summary of certain information contained elsewhere in this Supplement or in the Proxy Statement-Prospectus. Reference is made to, and this summary is qualified in its entirety by, the more detailed information contained, or incorporated by reference, in this Supplement. Unless otherwise defined herein, capitalized terms used in this summary have the respective meanings ascribed to them elsewhere in this Supplement. Shareholders are urged to read this Supplement and the Proxy Statement-Prospectus in their entirety.


  All historical financial and share-price information of AmSouth contained herein has been adjusted to give effect to the three-for-two split of AmSouth Common Stock paid on January 15, 1992 to AmSouth shareholders of record on December 13, 1991 (the "AmSouth Stock Split"). As used in this Supplement, the terms "AmSouth" and "Fortune" refer to those entities respectively and, where the context requires, to such entities and their subsidiaries.

PARTIES TO THE MERGER

AmSouth.............................  AmSouth is a bank holding company or-
                                      ganized in November, 1970, under Del-
                                      aware law. AmSouth provides bank and
                                      bank-related services primarily
                                      through subsidiaries operating in Al-
                                      abama, Florida and Tennessee. The
                                      principal executive offices of
                                      AmSouth are located at 1400 AmSouth-
                                      Sonat Tower, Birmingham, Alabama
                                      35203, and its telephone number is
                                      (205) 320-7151.

                                      Based on total consolidated assets of ap-proximately $13.2 billion at March 31, 1994, AmSouth was the second largest bank holding company headquartered in Alabama. At March 31, 1994, AmSouth's total con-solidated deposits were approximately $10.0 billion and total consolidated shareholders' equity was approximately $1.1 billion. AmSouth Bank N.A. ("AmSouth Alabama") is the largest subsidiary of AmSouth. As of March 31, 1994, AmSouth Alabama had total consolidated assets of approximately $8.8 billion, total consol-idated deposits of approximately $6.4 billion, and total consolidated share-holders' equity of approximately $749.7 million. AmSouth Alabama is a full-serv-ice commercial bank with approximately 148 banking offices located throughout Alabama at March 31, 1994. AmSouth's other major subsidiaries are AmSouth Bank of Florida ("AmSouth Florida") and AmSouth Bank of Tennessee ("AmSouth Ten-nessee").

                                      At March 31, 1994, AmSouth Florida had
                                      total consolidated assets of approxi-
                                      mately $3.5 billion, total consolidated
                                      deposits of approximately $2.6 billion
                                      and total consolidated shareholders' eq-uity of approximately $270.3 million. AmSouth Florida operated 94 offices in Florida at March 31, 1994.

                                      At March 31, 1994, AmSouth Tennessee had total consolidated assets of approxi-mately $1.0 billion, total consolidated deposits of approximately $794.7 million and total consolidated shareholders' eq-uity of approximately $111.6 million. AmSouth Tennessee operated 21 offices in Tennessee as of March 31, 1994.

Fortune.............................  Fortune is a savings and loan holding company organized in November 1983 under Florida law. Fortune provides commercial and retail banking services through its principal subsidiary, Fortune Bank a Sav-ings Bank ("Fortune Bank"). The principal executive offices of Fortune are located at 16120 U.S. Highway 19 North, Clearwa-ter, Florida 34624-6895, and its tele-phone number is (813) 538-1000.

                                      At March 31, 1994, Fortune had total con-solidated assets of approximately $2.7 billion, total consolidated deposits of approximately $1.8 billion and total con-solidated shareholders' equity of approx-imately $181.3 million. Fortune Bank is a Florida-chartered stock savings associa-tion headquartered in Clearwater, Flori-da, and operates 46 branches located from approximately 50 miles north to approxi-mately 200 miles south of Clearwater. Based on total consolidated assets at March 31, 1994, it is currently the larg-est independent banking organization headquartered on the west coast of Flori-da. Its deposit accounts are insured by the Federal Deposit Insurance Corporation through the Savings Association Insurance Fund.

THE MERGER


Effect of the Merger................  Pursuant to the Merger Agreement, at the
                                      Effective Date (as defined below), For-
                                      tune will merge with and into AmSouth,
                                      which will be the surviving corporation.


Merger Consideration................  The Merger Agreement provides that (sub-
                                      ject to the election and allocation pro-cedures provided for therein) each issued and outstanding share of Fortune Common Stock will be converted into the right to receive, at the election of each holder thereof, either (a) a number of shares of AmSouth Common Stock equal to the sum of .538522 and the ratio of $17.125 to the Average AmSouth Closing Price (as defined below) (the "Conversion Ratio"), or (b) cash equal to the sum of $17.125 and the product of .538522 and the Average AmSouth Closing Price (the "Cash Consid-eration"). When used with respect to shares of Fortune Preferred

                                      Stock, the term "Cash Consideration" in-cludes the Preferred Stock Cash Amount (as defined below). The Merger Agreement also provides that (subject to the elec-tion and allocation procedures provided for therein) each issued and outstanding share of Fortune Preferred Stock will be converted into the right to receive, at the election of each holder thereof, (a) either (x) a number of shares of AmSouth Common Stock equal to the product of the Conversion Ratio and 1.333333 (the number of shares of Fortune Common Stock issua-ble upon conversion of one share of For-tune Preferred Stock, as provided in For-tune's Restated Articles of Incorpora-tion, as amended), or (y) cash equal to the product of the Cash Consideration and 1.333333, plus (b) in either case (x) or
                                      (y), $1.81159 in cash per share of For-
                                      tune Preferred Stock (the "Preferred
                                      Stock Cash Amount"). The "Average AmSouth
                                      Closing Price" means the average of the
                                      closing prices of shares of AmSouth Com-mon Stock as reported by the NYSE on the NYSE composite transactions tape for the ten consecutive trading days ending on the tenth business day before the Effec-tive Date.

                                      As further described below, the values of the per share stock consideration and the Cash Consideration to be received by For-tune shareholders will be based on the Average AmSouth Closing Price and will be equal (on that basis). Also, the Merger Agreement provides that the aggregate number of shares of AmSouth Common Stock to be issued in the Merger shall be fixed. Based on the number of shares of Fortune Common Stock and Fortune Pre-ferred Stock outstanding on March 31, 1994, and assuming further the exercise of all stock options currently outstand-ing under Fortune's stock option plans, AmSouth will issue approximately 4,507,000 shares of AmSouth Common Stock and approximately $145.8 million of cash in the Merger.

                                      The following is an example of how the
                                      consideration to be received by Fortune
                                      shareholders will be determined. Under
                                      the Merger Agreement, if the Average
                                      AmSouth Closing Price is $31.31, which
                                      was a recent average market price of
                                      AmSouth Common Stock, the Conversion Ra-tio will be 1.085428 shares of AmSouth Common Stock for each share of Fortune Common Stock, and the Cash Consideration will be $33.99. In such event, each share of Fortune Common Stock will be converted into either $33.99 in cash or 1.085428 shares of AmSouth Common Stock, and each share of

                                      Fortune Preferred Stock will convert into either (a) 1.447237 shares of AmSouth Common Stock, plus the Preferred Stock Cash Amount, or (b) $47.13 in cash (in-cluding the Preferred Stock Cash Amount). Based on an assumed Average AmSouth Clos-ing Price of $31.31, 1.085428 shares of AmSouth Common Stock would have a value of $33.99 and 1.447237 shares of AmSouth Common Stock would have a value of $47.13 (including the Preferred Stock Cash Amount).

                                      If the Average AmSouth Closing Price ex-ceeds $31.31, the Conversion Ratio will be reduced below 1.085428 and the Cash Consideration will be increased pursuant to a formula, set forth in the Merger Agreement, designed so that, basing the value of the stock consideration on the Average AmSouth Closing Price, the Cash Consideration and the stock consideration will be equal in value. Thus, if the Av-erage AmSouth Closing Price is above $31.31, the Cash Consideration and the value of the stock consideration avail-able to holders of Fortune Common Stock will be above $33.99 (with a correspond-ing value above $47.13 for holders of Fortune Preferred Stock, including the Preferred Stock Cash Amount).

                                      If the Average AmSouth Closing Price is
                                      less than $31.31, the Conversion Ratio
                                      will be increased and the Cash Considera-tion decreased pursuant to a formula, set forth in the Merger Agreement, designed so that, basing the value of the stock consideration on the Average AmSouth Closing Price, the Cash Consideration and the stock consideration will be equal in value. Thus, if the Average AmSouth Clos-ing Price is below $31.31, the Cash Con-sideration and the value of the stock consideration available to holders of Fortune Common Stock will be below $33.99 (with a corresponding value below $47.13 for holders of Fortune Preferred Stock, including the Preferred Stock Cash Amount).


                                      Fractional shares of AmSouth Common Stock will not be issued in the Merger. Fortune shareholders otherwise entitled to a fractional share will be paid the value of such fraction in cash determined as described herein under "THE MERGER--Ef-fect of the Merger."

  The following table sets forth various assumed Average AmSouth Closing Prices and the resulting Conversion Ratio, the value of AmSouth Common Stock and the Cash Consideration (including, in both cases, the Preferred Stock Cash Amount) to be received per share of Fortune Common Stock and Fortune Preferred Stock and the percentage of shares of Fortune stock to be converted into AmSouth Common Stock and cash.

                                                                                    PERCENTAGE(2) OF
                                         VALUE OF AMSOUTH                          SHARES OF FORTUNE
                                           COMMON STOCK       CASH CONSIDERATION      STOCK TO BE
                                         TO BE RECEIVED(1)      TO BE RECEIVED       CONVERTED INTO
                                       --------------------- --------------------- --------------------
           ASSUMED                     PER SHARE  PER SHARE  PER SHARE  PER SHARE
           AVERAGE                     OF FORTUNE OF FORTUNE OF FORTUNE OF FORTUNE  AMSOUTH
           AMSOUTH          CONVERSION   COMMON   PREFERRED    COMMON   PREFERRED    COMMON
        CLOSING PRICE         RATIO      STOCK      STOCK      STOCK     STOCK(1)    STOCK      CASH
        -------------       ---------- ---------- ---------- ---------- ----------  -------     ----
   $36.00..................  1.014216    $36.51     $50.49     $36.51     $50.49        53.1%      46.9%
    35.00..................  1.027808     35.97      49.78      35.97      49.78        52.4       47.6
    34.00..................  1.042198     35.43      49.06      35.43      49.06        51.7       48.3
    33.00..................  1.057461     34.90      48.34      34.90      48.34        50.9       49.1
    32.00..................  1.073678     34.36      47.62      34.36      47.62        50.2       49.8
    31.80..................  1.077044     34.25      47.48      34.25      47.48        50.0       50.0
    31.00..................  1.090941     33.82      46.90      33.82      46.90        49.4       50.6
    30.00..................  1.109355     33.28      46.19      33.28      46.19        48.5       51.5
    29.00..................  1.129039     32.74      45.47      32.74      45.47        47.7       52.3
    28.00..................  1.150129     32.20      44.75      32.20      44.75        46.8       53.2
    27.00..................  1.172781     31.67      44.03      31.67      44.03        45.9       54.1

- - - - --------

(1) The column entitled "Per Share of Fortune Preferred Stock" includes the Preferred Stock Cash Amount to be received by the holder of each share of Fortune Preferred Stock.

(2) For the purpose of computing these percentages, each share of Fortune Common Stock is counted as one share, and each share of Fortune Preferred Stock is counted as 1.333333 shares, the number of shares of Fortune Common Stock into which it is convertible under the terms of the Fortune Preferred Stock. In addition to being converted into AmSouth Common Stock or cash, shares of Fortune Preferred Stock will also be converted into the right to receive the Preferred Stock Cash Amount.

  Because the number of shares of AmSouth Common Stock and the total amount of cash to be issued in the Merger will be fixed, no guarantee can be given that an election by any given shareholder will be honored. Rather, the election by each holder will be subject to the election and allocation procedures described herein. Thus, holders may not receive their chosen form of consideration. See "ELECTION AND ALLOCATION PROCEDURES."

Description of Elections............  Each shareholder of Fortune, is now being asked to indicate on the enclosed elec-
                                      tion form ("Election Form") the kind of
                                      consideration sought to be received in
                                      exchange for his Fortune shares. As de-
                                      scribed below, such election may not nec-essarily be honored. See "ELECTION AND ALLOCATION PROCEDURES." It is essential that you complete your Election Form properly and that the Exchange Agent ac-tually receive it, together with the cer-tificates representing your shares of Fortune stock to which your Election Form relates, at one of the proper locations specified in the Election Form by the Election Deadline, which is 5:00 P.M., Central Time, on June 16, 1994.

                                      Each Fortune shareholder of record is en-titled to make an election and submit an Election Form covering all shares of For-tune Common Stock and/or all shares of Fortune Preferred Stock actually held of record by such holder. Nominee record holders, which include any nominee, any trustee or any other person that holds shares of Fortune Common Stock and/or shares of Fortune Preferred Stock in any capacity whatsoever on behalf of another person or entity, are entitled to make an election for such nominee record holder as well as an election on behalf of each beneficial owner of shares of Fortune stock held through such nominee record holder, but such elections must be made on a single Election Form. Such Election Form must set forth the election for each beneficial owner separately. Beneficial owners who are not record holders are NOT entitled to submit Election Forms.

                                      Any Cash Election, Stock Election or in-dication of no preference may be revoked, but only by written notice actually re-ceived by the Exchange Agent at one of the proper locations specified in the Election Form by the Election Deadline. NEITHER AMSOUTH NOR THE EXCHANGE AGENT WILL BE UNDER ANY OBLIGATION TO NOTIFY ANY PERSON OF ANY DEFECT IN AN ELECTION FORM OR NOTICE OF REVOCATION SUBMITTED TO THE EXCHANGE AGENT. See "ELECTION AND AL-LOCATION PROCEDURES" in this Supplement.


                                      The Election Form permits holders of rec-ord of Fortune Common Stock and/or For-tune Preferred Stock

                                      (1) to indicate that they elect to re-
                                      ceive in exchange for their Fortune
                                      shares (a) only AmSouth Common Stock
                                      (plus the Preferred Stock Cash Amount
                                      with respect to shares of Fortune Pre-
                                      ferred Stock) ("Stock Election Shares")
                                      or (b) only cash ("Cash Election Shares") or (2) to make no election ("No Election Shares"). The Election Form, together with stock certificates representing all shares of Fortune stock covered thereby, must be returned to AmSouth Alabama, as exchange agent (the "Exchange Agent"), no later than 5:00 p.m., Central Time, on June 16, 1994 (the "Election Deadline"). Fortune shares for which a properly com-pleted Election Form has not been re-ceived by the Exchange Agent by the Elec-tion Deadline will be deemed No Election Shares. See "THE MERGER--Election and Al-location Procedures."

                                      Because the number of shares of AmSouth
                                      Common Stock to be issued and the total
                                      amount of cash to be paid in the Merger
                                      will be fixed pursuant to the Merger
                                      Agreement, the extent to which particular elections will be accommodated will de-pend upon the respective numbers of For-tune shareholders who elect cash and stock and who fail to make an election. Accordingly, a Fortune shareholder who elects to receive cash may instead re-ceive shares of AmSouth Common Stock (plus cash in lieu of fractional shares and, in the case of Fortune Preferred Stock, the Preferred Stock Cash Amount), or a Fortune shareholder who elects to receive shares of AmSouth Common Stock (plus cash in lieu of fractional shares and, in the case of Fortune Preferred Stock, the Preferred Stock Cash Amount) may instead receive cash.

                                      If the cash election is oversubscribed,
                                      the Fortune shareholders making no elec-tion shall have their Fortune shares ran-domly selected and converted into AmSouth Common Stock (plus, in the case of For-tune Preferred Stock, the Preferred Stock Cash Amount), to the extent necessary so that the cash election is not oversub-scribed. If the cash election is still oversubscribed, the Fortune shareholders making a cash election shall have their Fortune shares randomly selected and con-verted into AmSouth Common Stock (plus, in the case of Fortune Preferred Stock, the Preferred Stock Cash Amount), to the extent necessary.

                                      In circumstances where the cash election is oversubscribed, the Merger Agreement provides that no particular holder who has elected to receive cash will be se-lected randomly to receive AmSouth Common Stock if such selection would threaten satis-faction of the conditions to the consum-mation of the Merger. One such condition is the receipt of opinions from counsel and an accounting firm that the Merger qualifies as a tax-free reorganization. In order to permit such qualification and to receive such opinions, the cash elec-tions of the two largest holders of For-tune Common Stock, The Dyson-Kissner Mo-ran Corporation group (the "Moran Group") and John T. Oxley (who have indicated their intent to make cash elections if the Merger is approved), would be satis-fied on a priority basis. John A. Moran, a member of the Moran Group, is a direc-tor of Fortune. Other than as a holder of Fortune Common Stock and Mr. Moran's sta-tus as both a member of the Moran Group and as a director of Fortune, the Moran Group is not affiliated with Fortune. Other than as a holder of Fortune Common Stock, Mr. Oxley is not affiliated with Fortune. Neither Mr. Moran, the Moran Group, nor Mr. Oxley is an affiliate of AmSouth within the meaning of the Securi-ties Act of 1933.


                                      In addition, cash elections of other
                                      large Fortune shareholders also may be
                                      satisfied on a priority basis if such
                                      satisfaction would be necessary in order to meet the conditions required for con-summation of the Merger. One such condi-tion is the receipt of opinions from counsel and an accounting firm that the Merger qualifies as a tax-free reorgani-zation. As a result, under such circum-stances, cash elections of smaller For-tune shareholders would be less likely to be satisfied. Except as indicated above with respect to Mr. Moran as a member of the Moran Group and possibly director Ezra K. Zilkha (as a result of his hold-ing 4.92% of Fortune Common Stock as of March 30, 1994), cash elections of direc-tors and officers of Fortune will likely not be satisfied on a priority basis. See "ELECTION AND ALLOCATION PROCEDURES."


                                      Because the tax consequences of receiving cash or AmSouth Common Stock will differ, shareholders of Fortune are urged to read carefully the information under the cap-tion "ELECTION AND ALLOCATION PROCE-DURES--Certain Federal Income Tax Conse-quences."

Certain Federal Income Tax
Consequences........................  The Merger is intended to be a reorgani-
                                      zation within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"); accordingly no gain or loss will be recognized by Fortune share-holders who receive solely AmSouth Common Stock in exchange for their Fortune Com-mon Stock. Receipt of cash (including re-ceipt of the Preferred Stock Cash Amount) in the Merger will be a taxable event. The Merger Agreement provides that con-summation of the Merger is conditioned upon receipt by AmSouth and Fortune of an opinion of independent accountants and counsel to the effect that the Merger will constitute a reorganization within the meaning of Section 368 of the Code. For a further discussion of the federal income tax consequences of the Merger, see "ELECTION AND ALLOCATION PROCEDURES-- Certain Federal Income Tax Consequences."

                                      BECAUSE CERTAIN TAX CONSEQUENCES OF THE
                                      MERGER MAY VARY DEPENDING UPON THE PAR-
                                      TICULAR CIRCUMSTANCES OF EACH SHAREHOLDER
                                      AND OTHER FACTORS, EACH HOLDER OF FORTUNE
                                      COMMON STOCK AND/OR FORTUNE PREFERRED
                                      STOCK IS URGED TO CONSULT SUCH HOLDER'S
                                      OWN TAX ADVISOR TO DETERMINE THE PARTICU-
                                      LAR TAX CONSEQUENCES TO SUCH HOLDER OF
                                      THE MERGER (INCLUDING THE APPLICATION AND
                                      EFFECT OF STATE AND LOCAL INCOME AND
                                      OTHER TAX LAWS).

                    COMPARATIVE MARKET AND STOCK PRICE DATA

  AmSouth Common Stock is listed on the NYSE. Fortune Common Stock and Fortune Preferred Stock are traded on the National Association of Securities Dealers Automated Quotation ("NASDAQ") National Market System ("NMS"). The table below sets forth, for the calendar quarters indicated, the reported high and low sales prices of AmSouth Common Stock as reported on the NYSE and Fortune Common Stock and Fortune Preferred Stock as reported on the NMS, in each case based on published financial sources, and the dividends declared on such stock. The Fortune Preferred Stock was not issued until December 1, 1992.

                          AMSOUTH COMMON STOCK    FORTUNE COMMON STOCK   FORTUNE PREFERRED STOCK
                         ----------------------- ----------------------- -----------------------------
                          HIGH   LOW   DIVIDENDS  HIGH   LOW   DIVIDENDS  HIGH     LOW     DIVIDENDS
                         ------ ------ --------- ------ ------ --------- -------- -------- -----------
1991
  First Quarter......... $17.25 $12.38    .24    $10.50 $ 7.13   .075         n/a      n/a       n/a
  Second Quarter........  19.13  16.63    .24     10.25   9.00   .075         n/a      n/a       n/a
  Third Quarter.........  22.13  18.75    .24      9.25   7.25   .075         n/a      n/a       n/a
  Fourth Quarter........  22.13  19.13    .26      9.50   7.00   .075         n/a      n/a       n/a
1992
  First Quarter.........  27.38  21.38    .26     12.00   8.38   .075         n/a      n/a       n/a
  Second Quarter........  31.13  26.13    .26     17.00   9.25   .075         n/a      n/a       n/a
  Third Quarter.........  29.00  26.00    .26     20.75  15.25   .075         n/a      n/a       n/a
  Fourth Quarter........  32.63  26.88    .29     18.50  15.50   .075       29.88    26.00       n/a
1993
  First Quarter.........  34.13  29.63    .29     20.25  16.75   .075       31.50    28.13       .50
  Second Quarter........  35.88  30.38    .29     22.75  17.75   .075       35.25    29.50       .50
  Third Quarter.........  33.63  29.25    .29     30.00  26.75   .075       43.00    33.00       .50
  Fourth Quarter........  31.50  27.38    .35     31.75  27.25   .075       42.50    38.50       .50
1994
  First Quarter.........  32.00  29.25    .35     31.75  30.38   .075       43.25    41.25       .50
  Second Quarter
   (through May 20).....  32.63  29.63    .35      33.25  30.50   .075       45.75    42.00       .50


  On May 20, 1994, the closing price of AmSouth Common Stock was $31.38 per share on the NYSE, the closing price of Fortune Common Stock was $33.25 per share, and the closing price of Fortune Preferred Stock was $45.00 per share, on the NMS.

  The Cash Consideration and the value of the stock consideration in the Merger will be determined using a formula, set forth in the Merger Agreement, which is based on the Average AmSouth Closing Price (i.e., the average of the closing prices per share of AmSouth Common Stock as reported by the NYSE on the NYSE composite transactions tape for the ten consecutive trading days ending on the tenth business day before the Effective Date (the "Valuation Period")). Assuming that the Merger is consummated on June 23, 1994, the Valuation Period would begin on May 26 and end on June 9, 1994.

  The following table sets forth (i) the closing price per share of AmSouth Common Stock and the closing price per share of Fortune Common Stock and Fortune Preferred Stock on May 20, 1994, (ii) a hypothetical Average AmSouth Closing Price determined as if the Effective Date were such date and (iii) the pro forma equivalent price per share of Fortune Common Stock and Fortune Preferred Stock determined as if the Effective Date were such date. The pro forma equivalent price per share of Fortune Common Stock and Fortune Preferred Stock (including the Preferred Stock Cash Amount) at each specified date represents a hypothetical Average AmSouth Closing Price (as if such date had been the Effective Date) multiplied, in the case of Fortune Common Stock, by a fraction equal to the Conversion Ratio that would have existed if such date had been the Effective Date and, in the case of Fortune Preferred Stock, by such Conversion Ratio multiplied by 1.333333.

                         AMSOUTH FORTUNE  FORTUNE   HYPOTHETICAL   PRO FORMA EQUIVALENT  PRO FORMA EQUIVALENT
                         COMMON  COMMON  PREFERRED AVERAGE AMSOUTH  PRICE PER SHARE OF    PRICE PER SHARE OF
                          STOCK   STOCK    STOCK    CLOSING PRICE  FORTUNE COMMON STOCK FORTUNE PREFERRED STOCK
                         ------- ------- --------- --------------- -------------------- -----------------------
May 20, 1994............ $31.38  $33.25   $45.00       $31.31            $33.99(a)             $47.13 (a)(b)

- - - - --------

(a) Represents a Conversion Ratio of 1.085428. At this Conversion Ratio (assuming a quarterly dividend of $0.35 per share of AmSouth Common Stock), the pro forma equivalent per share dividend for the Fortune Common Stock would be $0.38 per share or $1.52 per share on an annualized basis and the pro forma equivalent per share dividend for the Fortune Preferred Stock (determined by multiplying the pro forma equivalent per share dividend for Fortune Common Stock by 1.333333) would be $0.51 per share or $2.03 per share on an annualized basis.

(b) Includes the Preferred Stock Cash Amount.

  If the Merger had been consummated on May 20, 1994, the Average AmSouth Closing Price would have been $31.31. No assurance can be given as to what the Average AmSouth Closing Price will be during the actual Valuation Period or as to what the market price of AmSouth Common Stock will be at the time the Merger is consummated. Because the market price of AmSouth Common Stock is subject to fluctuation, the Conversion Ratio and the Cash Consideration may change before the Merger. In addition, because the Average AmSouth Closing Price may be higher or lower than the market price at the Election Deadline and at the Effective Date, the relative values of the stock consideration and Cash Consideration may vary. See "THE MERGER--Merger Consideration." Fortune shareholders are encouraged to obtain current market quotations for AmSouth Common Stock, Fortune Common Stock and Fortune Preferred Stock. In addition, there are statutory and regulatory limitations on the ability of AmSouth to pay dividends to its shareholders and there can be no assurance that AmSouth will continue to pay dividends at its current quarterly rate.

                       COMPARATIVE PER SHARE INFORMATION

  The following table sets forth for the AmSouth Common Stock, the Fortune Common Stock and the Fortune Preferred Stock certain historical, pro forma combined and pro forma equivalent per share financial information. The pro forma data do not purport to be indicative of the results of future operations or the results that would have occurred had the Merger been consummated on January 1, 1993. As discussed under "THE MERGER--Merger Consideration," the Conversion Ratio and the Cash Consideration are subject to adjustment as a result of a change in the price of AmSouth Common Stock. The pro forma information presented would be different if the Conversion Ratio and the Cash Consideration were so adjusted.

  At December 31, 1993, AmSouth was a party to certain then-pending business combinations. See "INTRODUCTION--Parties to the Merger" below. Such transactions are referred to as the "Other Business Combinations."

  The information shown below should be read in conjunction with the historical and pro forma financial statements of AmSouth, including the respective notes thereto, incorporated by reference herein, and with the historical financial statements of Fortune appearing in Fortune's Annual Report on Form 10-K for the year ended September 30, 1993, a copy of which has been provided to shareholders, and Quarterly Report on Form 10-Q for the quarter ended March 31, 1994, a copy of which is enclosed, in each case including the notes thereto. See "AVAILABLE INFORMATION," "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE" and "SUMMARY CONDENSED CONSOLIDATED FINANCIAL INFORMATION."

                                                                                                AMSOUTH,
                                                                                                FORTUNE
                                                                                               AND OTHER
                                                          AMSOUTH                               BUSINESS      FORTUNE
                          HISTORICAL                        AND       FORTUNE      FORTUNE    COMBINATIONS   PRO FORMA
                   -----------------------------------    FORTUNE    PRO FORMA    PRO FORMA    PRO FORMA     EQUIVALENT
                              FORTUNE         FORTUNE    PRO FORMA   EQUIVALENT   EQUIVALENT   COMBINED,      COMMON,
    PER SHARE      AMSOUTH    COMMON         PREFERRED   COMBINED    COMMON(A)   PREFERRED(A) AS ADJUSTED  AS ADJUSTED(A)
    ---------      -------    -------        ---------   ---------   ----------  ------------ ------------ --------------
NET INCOME
 (LOSS)(b)
 For the three
  months ended
  March 31,
  1994............ $  .80     $ (.03)         $  .06      $  .70       $  .75       $ 1.01       $  .63        $  .68
  1993............    .78        .40             .39         --           --           --           --            --
 For the year
  ended
  December 31,
  1993............ $ 3.10     $  .52 (c)(d)   $  .76(c)   $ 2.81(e)    $ 3.03(e)    $ 4.04(e)    $ 2.54(f)     $ 2.74(f)
  1992............   2.51(g)    1.60 (c)(h)      --          --           --           --           --            --
  1991............   2.07(g)   (2.34)(c)(h)      --          --           --           --           --            --
CASH DIVIDENDS
 For the three
  months ended
  March 31,
  1994............ $  .35     $  .08          $  .50      $  .35(i)    $  .38       $  .50       $  .35(i)     $  .38
  1993............    .29        .08             .50         --           --           --           --            --
 For the year
  ended
  December 31,
  1993............ $ 1.22     $  .30 (c)      $ 2.00(c)   $ 1.22(i)    $ 1.31       $ 1.75       $ 1.22(i)     $ 1.31
  1992............   1.07        .30 (c)         --          --           --           --           --            --
  1991............    .98        .30 (c)         --          --           --           --           --            --
BOOK VALUE(j)
 As of March 31,
  1994............ $22.13     $23.02          $22.09(k)   $22.61       $24.35       $32.47       $22.07(l)     $23.77(l)
                      FORTUNE
                     PRO FORMA
                     EQUIVALENT
                     PREFERRED,
    PER SHARE      AS ADJUSTED(A)
    ---------      --------------
NET INCOME
 (LOSS)(b)
 For the three
  months ended
  March 31,
  1994............     $  .90
  1993............        --
 For the year
  ended
  December 31,
  1993............     $ 3.65(f)
  1992............        --
  1991............        --
CASH DIVIDENDS
 For the three
  months ended
  March 31,
  1994............     $  .50
  1993............        --
 For the year
  ended
  December 31,
  1993............     $ 1.75
  1992............        --
  1991............        --
BOOK VALUE(j)
 As of March 31,
  1994............     $31.69(l)

- - - - --------
(a) Fortune pro forma equivalent amounts are computed by multiplying the pro forma combined amounts by an assumed Conversion Ratio of 1.077044 for Fortune Common Stock and such Conversion Ratio multiplied by 1.333333, or 1.436058, for Fortune Preferred Stock.
(b) Net income (loss) per common share is based on weighted average common shares outstanding, except for (i) Fortune Common historical amounts which are based on weighted average common shares and common stock equivalent shares outstanding and (ii) Fortune Preferred historical amounts which are based on the weighted average common shares and common equivalent shares outstanding plus the effect of the Fortune Preferred Stock assuming that all such shares of Fortune Preferred Stock were converted into shares of Fortune Common Stock on January 1, 1993.
(c) Amounts have been restated to conform to a calendar year.
(d) Amount is before the cumulative effect of a change in accounting principle for Fortune's adoption of Statement of Financial Standards No. 109, "Accounting for Income Taxes" ("FAS 109").
(e) Amounts are adjusted to include the pro forma effect of the December 9, 1993 acquisition of Mid-State Federal Savings Bank ("Mid-State Federal"), as if such acquisition had taken place on January 1, 1993.
(f) Amounts are adjusted to include the pro forma effect of the December 9, 1993 acquisition of Mid-State Federal and the Other Business Combinations (as defined in "Introduction--Parties to the Merger--AmSouth") as if such acquisitions had taken place on January 1, 1993.
(g) Amounts have been restated for the pooling of interests of Mickler Corporation ("Mickler") and The First National Bank of Clearwater ("Clearwater") but have not been restated for the pooling of interests of First Sunbelt Bankshares, Inc. ("First Sunbelt"), the effect of which is not material to AmSouth's financial statements.
(h) Amounts are before extraordinary items.
(i) Pro forma cash dividends represent historical cash dividends of AmSouth.
(j) Book value per common share is based on total period-end shareholders' equity, except for Fortune Common Stock historical amounts which are adjusted to exclude the liquidation preference on the Fortune Preferred Stock.
(k) Amount is computed assuming all Fortune Preferred Stock is converted into Fortune Common Stock.
(l) Amounts are adjusted to reflect the Other Business Combinations.

              SUMMARY CONDENSED CONSOLIDATED FINANCIAL INFORMATION

  The following tables present summary consolidated financial data for (i) AmSouth on an historical basis, (ii) Fortune on an historical basis, (iii) AmSouth and Fortune on a pro forma combined basis giving effect to the Merger and (iv) AmSouth and Fortune on a pro forma combined basis giving effect to the Merger, as adjusted to give effect to the Other Business Combinations by AmSouth. For information on the accounting treatment of these other acquisitions see "Introduction--Parties to the Merger." The pro forma data in the tables assume (i) that each of the outstanding shares of Fortune Common Stock and Fortune Preferred Stock are converted in the Merger into either cash or shares of AmSouth Common Stock (plus, the Preferred Stock Cash Amount with respect to shares of Fortune Preferred Stock), (ii) that each of the outstanding options to purchase Fortune Common Stock outstanding on March 31, 1994 (other than AmSouth's option pursuant to the Stock Option Agreement), are exercised prior to the Effective Date and converted in the Merger into either cash or shares of AmSouth Common Stock, (iii) that each of the Fortune's outstanding convertible debentures are converted into shares of Fortune Common Stock prior to the Effective Date and converted in the Merger into either cash or shares of AmSouth Common Stock, (iv) that the total cash paid is approximately $145.8 million and the number of shares of AmSouth Common Stock issued in the Merger is approximately 4,507,000 and (v) that the Merger is accounted for as a purchase. These tables should be read in conjunction with the historical and pro forma financial statements of AmSouth, including the respective notes thereto, incorporated by reference herein and with the historical financial statements of Fortune, including the notes thereto, appearing in Fortune's Annual Report on Form 10-K for the year ended September 30, 1993, a copy of which has been provided to shareholders, and Fortune's Quarterly Report on Form 10-Q for the quarter ended March 31, 1994, a copy of which is enclosed herewith. See "Available Information," and "Incorporation of Certain Documents by Reference." Interim historical data reflect, in the respective opinions of management, all adjustments (consisting only of normal recurring adjustments) necessary to a fair presentation of such data. The pro forma combined condensed financial information is presented for informational purposes only and is not necessarily indicative of the combined financial position or results of operations which would have actually occurred if the transactions had been consummated in the past or which may be obtained in the future.


  The selected consolidated financial data of AmSouth at or for the three months ended March 31, 1993 and March 31, 1994 included in the following table give effect to the acquisitions of Mickler Corporation/First National Bank of Clearwater ("Clearwater"), First Sunbelt Bankshares, Inc. ("First Sunbelt"), Orange Banking Corporation ("OBC") and FloridaBank, a Federal Savings Bank ("FloridaBank") on a pooling-of-interests accounting basis, and the acquisition of First Chattanooga Financial Corporation ("FCFC") on a purchase accounting basis. The selected consolidated financial data of AmSouth for the three months ended March 31, 1994 also give effect to the acquisitions of Charter Banking Corp. ("Charter") and Mid-State Federal Savings Bank ("Mid-State Federal") on a purchase accounting basis. The selected consolidated financial data of AmSouth at or for the year ended December 31, 1993 included in the following table give effect to the acquisitions of Clearwater and First Sunbelt on a pooling-of-interests accounting basis, and the acquisitions of FCFC, Charter and Mid-State Federal on a purchase accounting basis. The selected consolidated financial data of AmSouth for the years ended December 31, 1989 through December 31, 1992 included in the following table have been restated for the pooling of interests of Clearwater but have not been restated for the pooling of interests of First Sunbelt, OBC and FloridaBank, the effect of which is not material to AmSouth's financial statements. The selected consolidated financial data do not give effect to any business combination completed subsequent to March 31, 1994.

                              AMSOUTH--HISTORICAL

                           THREE MONTHS
                          ENDED MARCH 31,               YEAR ENDED DECEMBER 31
                         ------------------  ------------------------------------------------
                           1994      1993      1993      1992      1991      1990      1989
                         --------  --------  --------  --------  --------  --------  --------
STATEMENT OF EARNINGS
(In Thousands)
  Gross Interest Margin. $129,164  $118,504  $462,077  $393,437  $334,712  $297,525  $277,743
  Provision for Loan
   Losses...............    1,042     7,184    18,980    36,555    46,029    41,583    44,766
  Noninterest Revenues..   47,955    49,116   194,361   164,249   162,502   130,243   124,857
  Noninterest Expenses..  114,324   105,532   420,087   370,056   340,748   288,488   275,446
  Applicable Income Tax-
   es...................   20,473    17,510    71,144    43,026    27,636    22,297    15,185
  Net Income............   41,280    37,394   146,227   108,049    82,801    75,400    67,203
PER COMMON SHARE DATA
  Net Income............ $   0.80  $   0.78  $   3.10  $   2.51  $   2.07  $   1.97  $   1.71
  Cash Dividends De-
   clared...............     0.35      0.29      1.22      1.07      0.98      0.94      0.89
  Book Value............    22.13     20.14     22.01     19.10     17.65     16.40     15.32
AVERAGE STATEMENT OF
 CONDITION
(In Millions)
  Securities(a)......... $  3,046  $  3,108  $  2,399  $  2,536  $  2,476  $  2,196  $  2,088
  Loans, Net of Unearned
   Income...............    8,370     7,011     7,043     5,757     5,631     5,734     5,597
  Allowance for Loan
   Losses...............      129       108       108        90        91        87        76
  Total Earning Assets..   11,809    10,531    10,543     8,756     8,417     8,095     7,841
  Total Assets..........   12,880    11,485    11,464     9,591     9,266     8,939     8,688
  Deposits..............   10,000     8,808     8,745     7,608     7,441     7,093     6,811
  Long-Term Debt........      165       158       159       138       135       131       131
  Shareholders' Equity..    1,143       946       979       791       682       607       588
END-OF-PERIOD STATEMENT
 OF CONDITION
(In Millions)
  Securities(a)......... $  3,299  $  3,256  $  1,618  $  2,415  $  2,664  $  2,150  $  2,105
  Loans, Net of Unearned
   Income...............    8,563     7,261     7,930     6,139     5,723     5,840     5,831
  Allowance for Loan
   Losses...............      126       131       118        93        89        88        93
  Total Earning Assets..   12,120    10,976    11,402     9,297     9,009     8,145     8,135
  Total Assets..........   13,187    12,063    12,548    10,209     9,925     9,148     8,993
  Deposits..............   10,006     9,132     9,568     7,800     7,779     7,449     7,047
  Long-Term Debt........      161       162       163       136       139       129       131
  Shareholders' Equity..    1,145       994     1,090       825       754       625       600
SELECTED FINANCIAL RA-
 TIOS
  Return on Average To-
   tal Assets...........     1.30%     1.32%     1.28%     1.13%     0.89%     0.84%     0.77%
  Return on Average
   Common Equity........    14.64     16.03     14.93     13.66     12.14     12.43     11.43
  Taxable Equivalent
   Gross Interest Margin
   to Average Earning
   Assets...............     4.57      4.73      4.55      4.72      4.24      3.97      3.86
  Overhead Ratio(b).....    63.16     61.35     62.34     64.07     65.56     63.88     64.41
  Dividend Payout.......    43.75     37.18     39.35     42.63     47.34     47.72     52.05
  Average Equity to
   Average Assets.......     8.88      8.24      8.54      8.25      7.36      6.79      6.77
  Allowance at End of
   Period to Loans, Net
   of Unearned Income...     1.47      1.56      1.49      1.51      1.56      1.50      1.60
  Allowance at End of
   Period to
   Nonperforming
   Loans(c).............   202.33    182.80    245.82    164.28    134.54    103.35    118.33
  Nonperforming Assets
   to Loans, Net of
   Unearned Income,
   Foreclosed Properties
   and Repossessions(d).    0.99       1.53      0.92      1.59      2.74      2.85      2.18

- - - - --------

(a) Effective January 1, 1994, AmSouth adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Amounts at March 31, 1993 and 1994 reflect AmSouth's total securities portfolio, which includes trading securities, available-for-sale securities and held-to-maturity securities. All other amounts include only investment securities.

(b) The Overhead Ratio is defined as noninterest expenses divided by the sum of the taxable equivalent gross interest margin and noninterest revenues.

(c) Nonperforming loans include nonaccrual loans and restructured loans.

(d) Nonperforming assets include nonaccrual loans, restructured loans, foreclosed properties and repossessions.

                      FORTUNE BANCORP, INC.--HISTORICAL(A)

                           SIX MONTHS
                              ENDED
                            MARCH 31                     YEAR ENDED SEPTEMBER 30
                         ------------------  -------------------------------------------------------
                          1994       1993     1993     1992     1991      1990      1989      1988
                         -------    -------  -------  -------  -------   -------   -------   -------
STATEMENT OF EARNINGS
(In Thousands)
 Gross Interest Margin.. $34,855    $36,224  $70,986  $64,198  $61,319   $52,304   $44,020   $42,908
 Provision for Loan
  Losses................  14,088      8,899   13,819   17,163   32,370    15,803    11,537    20,721
 Noninterest Revenues...   4,021     11,240    9,147   18,574   10,225     3,633     4,853    19,486
 Noninterest Expenses...  29,450     27,267   55,430   52,101   50,578    47,158    46,587    43,393
 Applicable Income Tax-
  es.................... (1,656)      4,320    3,969    7,677      270    (1,483)   (2,505)   (1,929)
 Extraordinary items,
  net...................     --         --     2,319      519      --        --        --        --
 Cumulative Effect of
  Accounting Change.....   4,013(b)     --       --       --       --        --        --        --
 Net Income (Loss)......   1,007      6,978    9,234    6,350  (11,674)   (5,541)   (6,746)      209
PER COMMON SHARE DATA
 Net Income (Loss)...... $ (0.06)   $  1.09  $  1.23  $  1.15  $ (2.40)  $ (1.27)  $ (1.48)  $  0.05
 Cash Dividends De-
  clared................    0.15       0.15     0.30     0.30     0.30      0.30      0.30      0.25
 Book Value at End of
  Period................   23.02      23.49    23.92    22.95    22.36     28.70     28.92     30.10
AVERAGE STATEMENT OF
 CONDITION
(In Millions)
 Investment Securities.. $   993    $   855  $   952  $   753  $   865   $   879   $   948   $ 1,036
 Loans, Net of Unearned
  Income................   1,481      1,586    1,531    1,740    1,987     2,126     2,182     1,770
 Allowance for Loan
  Losses................      28         27       25       24       12        11        12         9
 Total Earning Assets...   2,474      2,445    2,484    2,493    2,852     3,005     3,129     2,806
 Total Assets...........   2,613      2,577    2,620    2,609    2,982     3,181     3,321     2,993
 Deposits...............   1,794      1,987    1,930    2,204    2,319     2,199     2,242     1,898
 Shareholders' Equity...     176        153      160      124      127       129       136       143
END-OF-PERIOD STATEMENT
 OF CONDITION
(In Millions)
 Investment Securities.. $ 1,015    $   951  $   947  $   737  $   778   $   813   $   852   $ 1,016
 Loans, Net of Unearned
  Income................   1,513      1,584    1,443    1,667    1,851     2,087     2,198     1,992
 Allowance for Loan
  Losses................      29         25       23       26       20         9        10        24
 Total Earning Assets...   2,528      2,535    2,390    2,404    2,629     2,890     3,050     3,008
 Total Assets...........   2,681      2,705    2,551    2,550    2,788     3,064     3,247     3,175
 Deposits...............   1,767      1,925    1,826    2,041    2,318     2,243     2,220     2,089
 Shareholders' Equity...     181        165      168      127      122       125       131       136
SELECTED FINANCIAL RA-
 TIOS
 Return on Average Total
  Assets................    0.08%      0.54%    0.35%    0.24%   (0.39)%   (0.17)%   (0.20)%    0.01%
 Return on Average Com-
  mon Equity............    1.15       9.29     5.77     5.11    (9.19)    (4.29)    (4.97)     1.47
 Taxable Equivalent
  Gross Interest Margin
  to Average Earning As-
  sets..................    2.81       2.96     2.85     2.57     2.15      1.74      1.40      1.52
 Overhead Ratio(c)......   75.75      57.45    69.17    62.95    70.69     84.31     95.32     69.55
 Dividend Payout Ratio..     n/a      13.76    24.39    26.09      n/a       n/a       n/a    500.00
 Average Equity to Aver-
  age Assets............    6.73       5.94     6.11     4.76     4.36      4.07      4.09      4.65
 Allowance at End of Pe-
  riod to Loans, Net of
  Unearned Income.......    2.06       1.69     1.69     1.73     1.08      0.43      0.47      1.20
 Allowance at End of Pe-
  riod to Nonperforming
  Loans(d)..............   73.30      33.92    42.17    29.11    20.93     15.19     18.35    107.07
 Net Charge-Offs to
  Average Loans Net of
  Unearned Income.......    1.17       1.25     1.07     0.61     1.08      0.83      1.15      0.07
 Nonperforming Assets to
  Loans, Net of Unearned
  Income, Foreclosed
  Properties and
  Repossessions(e)......    3.29       5.92     4.86     6.76     6.08      4.34      3.63      1.77

- - - - --------
(a) Certain terminology used in the presentation of Fortune's historical data has been changed to conform with terminology used in AmSouth's presentation.
(b) This amount reflects the effect of the adoption of FAS 109.
(c) The Overhead Ratio is defined as noninterest expenses divided by the sum of the taxable equivalent gross interest margin and noninterest revenues.
(d) Nonperforming loans include nonaccrual loans and restructured loans.
(e) Nonperforming assets include nonaccrual loans, accruing loans contractually past due 90 days or more, restructured loans and real estate and other assets owned.

                     AMSOUTH AND FORTUNE PRO FORMA COMBINED

                                                                     AS OF
                                                                 MARCH 31, 1994
                                                                 --------------
STATEMENT OF CONDITION
(In Thousands, Except Per Share Amounts)
  Cash and Due from Banks.......................................  $   563,797
  Federal Funds Sold and Securities Purchased Under Agreements
   to Resell....................................................       85,931
  Trading Securities............................................      120,619
  Available-for-Sale Securities.................................    1,245,072
  Held-to-Maturity Securities...................................    2,907,885
  Mortgage Loans Held for Sale..................................      324,876
  Loans, Net of Unearned Income.................................    9,965,553
  Less Allowance for Loan Losses................................      154,737
                                                                  -----------
   Net Loans....................................................    9,810,816
  Premises and Equipment, Net...................................      266,347
  Other Real Estate Owned.......................................       28,700
  Intangible Assets.............................................      264,246
  Mortgage Servicing Rights.....................................       58,533
  Other Assets..................................................      305,309
                                                                  -----------
   Total Assets.................................................  $15,982,131
                                                                  ===========
Deposits and Interest-Bearing Liabilities:
  Deposits......................................................  $11,788,946
  Federal Funds Purchased and Securities Sold Under Agreements
   to Repurchase................................................    1,484,865
  Other Borrowed Funds..........................................      551,090
  Long-Term Debt................................................      527,508
                                                                  -----------
   Total Deposits and Interest-Bearing Liabilities..............   14,352,409
  Other Liabilities.............................................      357,705
                                                                  -----------
   Total Liabilities............................................   14,710,114
Shareholders' Equity:
  Common Stock..................................................       57,757
  Capital Surplus...............................................      586,186
  Retained Earnings.............................................      661,893
  Cost of Common Stock in Treasury..............................      (24,173)
  Deferred Compensation on Restricted Stock.....................       (4,539)
  Unrealized Losses on Available-for-Sale Securities............       (5,107)
                                                                  -----------
   Total Shareholders' Equity...................................    1,272,017
                                                                  -----------
     Total Liabilities and Shareholders' Equity.................  $15,982,131
                                                                  ===========
  Book Value per Common Share...................................  $     22.61
                                                                  ===========

                                             THREE MONTHS     TWELVE MONTHS
                                                ENDED             ENDED
                                            MARCH 31, 1994 DECEMBER 31, 1993(A)
                                            -------------- --------------------
STATEMENT OF EARNINGS
(In Thousands, Except Per Share Amounts)
  Gross Interest Margin....................    $145,693          $554,444
  Provision for Loan Losses................       5,962            39,608
  Noninterest Revenues.....................      50,057           205,186
  Noninterest Expenses.....................     129,958           503,020
  Applicable Income Taxes..................      20,599            71,934
  Net Income(b)............................    $ 39,231          $145,068
  Net Income per Share(b)..................    $   0.70          $   2.70
  Average Common Shares Outstanding........      56,163            53,701

- - - - --------
(a) Adjusted to include the pro forma effect of the December 9, 1993 acquisition of Mid-State Federal as if such acquisition had taken place on January 1, 1993.
(b) Amounts are before the cumulative effect of a change in accounting principle.

    For more detailed pro forma financial information, see "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

                AMSOUTH, FORTUNE AND OTHER BUSINESS COMBINATIONS
                             PRO FORMA COMBINED (A)

                                                                     AS OF
                                                                 MARCH 31, 1994
                                                                 --------------
STATEMENT OF CONDITION
(In Thousands, Except Per Share Amounts)
 Cash and Due from Banks........................................  $   601,654
 Federal Funds Sold and Securities Purchased Under Agreements
  to Resell.....................................................      131,715
 Trading Securities.............................................      120,619
 Available-for-Sale Securities..................................    1,232,778
 Held-to-Maturity Securities....................................    3,058,154
 Mortgage Loans Held for Sale...................................      325,303
 Loans, Net of Unearned Income..................................   10,529,908
 Less Allowance for Loan Losses.................................      162,505
                                                                  -----------
   Net Loans....................................................   10,367,403
 Premises and Equipment, Net....................................      281,844
 Other Real Estate Owned........................................       34,830
 Intangible Assets..............................................      272,200
 Mortgage Servicing Rights......................................       58,633
 Other Assets...................................................      316,877
                                                                  -----------
   Total Assets.................................................  $16,802,010
                                                                  ===========
Deposits and Interest-Bearing Liabilities:
 Deposits.......................................................  $12,534,353
 Federal Funds Purchased and Securities Sold Under Agreements
  to Repurchase.................................................    1,485,271
 Other Borrowed Funds...........................................      557,070
 Long-Term Debt.................................................      537,508
                                                                  -----------
   Total Deposits and Interest-Bearing Liabilities..............   15,114,202
 Other Liabilities..............................................      365,551
                                                                  -----------
   Total Liabilities............................................   15,479,753
Shareholders' Equity:
 Common Stock...................................................       61,411
 Capital Surplus................................................      612,664
 Retained Earnings..............................................      682,001
 Cost of Common Stock in Treasury...............................      (24,173)
 Deferred Compensation on Restricted Stock......................       (4,539)
 Unrealized Losses on Available-for-Sale Securities.............       (5,107)
                                                                  -----------
 Total Shareholders' Equity.....................................    1,322,257
                                                                  -----------
 Total Liabilities and Shareholders' Equity.....................  $16,802,010
                                                                  ===========
 Book Value per Common Share....................................  $     22.07
                                                                  ===========

                                              THREE MONTHS     TWELVE MONTHS
                                                 ENDED             ENDED
                                             MARCH 31, 1994 DECEMBER 31, 1993(B)
                                             -------------- --------------------
STATEMENT OF EARNINGS
(In Thousands, Except Per Share Amounts)
 Gross Interest Margin.....................     $154,260          $616,074
 Provision for Loan Losses.................        7,287            49,748
 Noninterest Revenues......................       51,185           218,991
 Noninterest Expenses......................      139,145           557,968
 Applicable Income Taxes...................       21,440            76,078
 Net Income(c).............................     $ 37,573          $151,271
 Net Income per Share(c)...................      $  0.63           $  2.54
 Average Common Shares Outstanding.........       59,819            59,446

- - - - --------
(a) Adjusted to reflect the Other Business Combinations.
(b) Adjusted to include the pro forma effect of the December 9, 1993 acquisition of Mid-State Federal as if such acquisition had taken place on January 1, 1993.
(c) Amounts are before the cumulative effect of a change in accounting principle.

  For more detailed pro forma financial information, see "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

                                  INTRODUCTION

GENERAL


  This Supplement contains important information for the holders of record of Fortune Common Stock and Fortune Preferred Stock concerning the elections to be made in connection with the Merger.

  PLEASE READ THIS SUPPLEMENT AND THE PROXY STATEMENT-PROSPECTUS CAREFULLY. THE FAILURE OF A FORTUNE SHAREHOLDER OF RECORD TO PROPERLY COMPLETE AND DELIVER THE ACCOMPANYING ELECTION FORM, TOGETHER WITH CERTIFICATES REPRESENTING THE SHARES OF FORTUNE COMMON STOCK AND FORTUNE PREFERRED STOCK TO WHICH THAT ELECTION FORM RELATES, TO ONE OF THE PROPER LOCATIONS SPECIFIED BELOW BY 5:00 P.M., CENTRAL TIME, ON JUNE 16, 1994 (THE "ELECTION DEADLINE") AND TO COMPLY WITH THE PROCEDURES DESCRIBED IN THIS SUPPLEMENT AND THE INSTRUCTIONS TO THE ELECTION FORM WILL CAUSE SUCH SHAREHOLDER TO BE DEEMED TO HAVE EXPRESSED NO PREFERENCE AND TO RECEIVE, IN EXCHANGE FOR THEIR FORTUNE STOCK, EITHER CASH OR AMSOUTH COMMON STOCK (PLUS THE PREFERRED STOCK CASH AMOUNT IN THE CASE OF SHARES OF FORTUNE PREFERRED STOCK), DEPENDING UPON THE ELECTIONS MADE BY OTHER FORTUNE SHAREHOLDERS. IF A SHAREHOLDER IS DEEMED TO HAVE EXPRESSED NO PREFERENCE AND IF EITHER THE NUMBER OF SHARES OF FORTUNE COMMON STOCK AND FORTUNE PREFERRED STOCK WITH RESPECT TO WHICH CASH ELECTIONS ARE MADE EXCEEDS THE NUMBER OF SHARES WHICH CAN BE CONVERTED INTO CASH OR THE NUMBER OF SHARES OF FORTUNE COMMON STOCK AND FORTUNE PREFERRED STOCK WITH RESPECT TO WHICH STOCK ELECTIONS ARE MADE EXCEEDS THE NUMBER OF SHARES WHICH CAN BE CONVERTED INTO SHARES OF AMSOUTH COMMON STOCK, SUCH SHAREHOLDER WILL RECEIVE THE FORM OF CONSIDERATION THAT WAS NOT OVERSUBSCRIBED.

- - - - --------------------------------------------------------------------------------

  IMPORTANT: To make a valid election, record holders of Fortune Common Stock and/or Fortune Preferred Stock must complete and return the accompanying
Election Form and the certificates with respect to all of the shares of Fortune
Common Stock and/or Fortune Preferred Stock to which the Election Form relates, in accordance with the instructions on the Election Form. A properly completed
Election Form must be received by the Exchange Agent at one of the proper locations specified in the Election Form by the Election Deadline (5:00 P.M.,
Central Time, on June 16, 1994) together with certificate(s) representing all of the Fortune Common Stock and/or Fortune Preferred Stock to which the
Election Form relates, other than certificate(s) representing such shares held through Fortune's Dividend Reinvestment Plan (see Instructions to the
accompanying Election Form).
- - - - --------------------------------------------------------------------------------

  ALL ELECTION FORMS MUST BE ACTUALLY RECEIVED BY THE EXCHANGE AGENT AT ONE OF THE PROPER LOCATIONS LISTED BELOW BY THE ELECTION DEADLINE. THE EXCHANGE AGENT AND THE PROPER LOCATIONS ARE:

                             AMSOUTH BANK N.A.


  By Hand/Overnight Delivery:                         By Mail:
 Corporate Securities Services                     P.O. Box 1791
         7th Floor                         Birmingham, Alabama 35201-1791
    AmSouth/Harbert Plaza
   1901 Sixth Avenue North
  Birmingham, Alabama 35203


  It is recommended that certificates be sent via certified mail and appropriately insured.

  If you have any questions, you should contact the Exchange Agent toll-free at
(800)         .

PARTIES TO THE MERGER

  AmSouth. AmSouth is a regional bank holding company headquartered in Birmingham, Alabama, with 268 banking offices located in Alabama, Florida, Tennessee and Georgia at March 31, 1994. At March 31, 1994, AmSouth had total consolidated assets of approximately $13.2 billion, total consolidated deposits of approximately $10.0 billion and total consolidated shareholders' equity of approximately $1.1 billion.

AmSouth was the largest bank holding company headquartered in Alabama in terms of equity capital and the second largest in terms of assets, based on March 31, 1994 information. Through its subsidiaries, AmSouth offers a broad range of banking and bank-related services.

  AmSouth's largest subsidiary is AmSouth Bank N.A. ("AmSouth Alabama"). At March 31, 1994, AmSouth Alabama had total consolidated assets of approximately $8.8 billion, total consolidated deposits of approximately $6.4 billion and total consolidated shareholders' equity of approximately $749.7 million. AmSouth Alabama is a full-service bank with 148 banking offices located throughout Alabama at March 31, 1994. AmSouth's other major banking subsidiaries are AmSouth Bank of Florida ("AmSouth Florida") and AmSouth Bank of Tennessee ("AmSouth Tennessee").

  At March 31, 1994, AmSouth Florida had total consolidated assets of approximately $3.5 billion, total consolidated deposits of approximately $2.6 billion and total consolidated shareholders' equity of approximately $270.3 million. AmSouth Florida operated 94 offices in Florida at March 31, 1994.

  At March 31, 1994, AmSouth Tennessee had total consolidated assets of approximately $1.0 billion, total consolidated deposits of approximately $794.7 million and total consolidated shareholders' equity of approximately $111.6 million. AmSouth Tennessee operated 21 offices in Tennessee as of March 31, 1994.

  Recently completed transactions of AmSouth are described below.

    Effective October 14, 1993, Mickler Corporation, headquartered in Clearwater, Florida ("Mickler"), merged with AmSouth, and The First National Bank of Clearwater ("Clearwater"), a subsidiary of Mickler, merged with AmSouth Florida. AmSouth issued approximately 2,987,000 shares of AmSouth Common Stock in exchange for the outstanding shares of Mickler and Clearwater. These acquisitions were accounted for as a pooling of interests under GAAP. At September 30, 1993, Mickler had total consolidated assets of approximately $436 million and total consolidated deposits of approximately $335 million.

    Also effective October 14, 1993, Charter Banking Corp., headquartered in St. Petersburg, Florida ("Charter"), merged with AmSouth, and First Gulf Bank, a subsidiary of Charter, merged with AmSouth Florida. AmSouth paid approximately $12.8 million in cash for all of the outstanding shares of both institutions. These acquisitions were accounted for as a purchase under GAAP. At September 30, 1993, Charter had total consolidated assets of approximately $106 million and total consolidated deposits of approximately $96 million.

    Effective December 9, 1993, Mid-State Federal Savings Bank, located in Ocala, Florida ("Mid-State Federal"), merged with AmSouth Florida. AmSouth issued approximately 2,041,000 shares of AmSouth Common Stock and paid approximately $31.7 million for all of the outstanding shares of Mid-State Federal common stock; AmSouth also paid $542,000 upon cancellation of the outstanding options to purchase Mid-State Federal common stock. This acquisition was accounted for as a purchase under GAAP. At September 30, 1993, Mid-State Federal had total consolidated assets of approximately $734 million and total consolidated deposits of approximately $645 million.

    Effective December 17, 1993, First Sunbelt Bankshares, Inc., headquartered in Rome, Georgia ("First Sunbelt"), the parent company of The Georgia State Bank of Rome, merged with AmSouth. AmSouth issued approximately 537,000 shares of AmSouth Common Stock in exchange for all of the outstanding shares of First Sunbelt common stock. This acquisition was accounted for as a pooling of interests under GAAP. At September 30, 1993, First Sunbelt had total consolidated assets of approximately $102 million and total consolidated deposits of approximately $92 million.

    Effective January 3, 1994, Orange Banking Corporation ("OBC"), headquartered in Orlando, Florida, the parent company of Orange Bank, merged with AmSouth. AmSouth issued approximately 1,332,000 shares of AmSouth Common Stock in exchange for all of the outstanding shares of OBC common stock. This acquisition was accounted for as a pooling of interests under GAAP. At December

  31, 1993, OBC had total consolidated assets of approximately $354 million and total consolidated deposits of approximately $323 million.

    Effective February 10, 1994, FloridaBank, a Federal Savings Bank, located in Jacksonville, Florida ("FloridaBank"), merged with AmSouth Florida. AmSouth issued approximately 759,000 shares of AmSouth Common Stock in exchange for all of the outstanding shares of FloridaBank common stock. This acquisition was accounted for as a pooling of interests under GAAP. At December 31, 1993, FloridaBank had total consolidated assets of approximately $271 million and total consolidated deposits of approximately $203 million.

    Effective April 4, 1994, Parkway Bancorp, Inc. ("Parkway"), which is headquartered in Fort Meyers, Florida, the parent company of Parkway Bank, merged with AmSouth. AmSouth issued approximately 629,000 shares of AmSouth Common Stock for all of the outstanding shares of Parkway common stock. These acquisitions were accounted for as a pooling of interests under GAAP. At March 31, 1994, Parkway had total consolidated assets of approximately $127 million and total consolidated deposits of approximately $117 million.


    Effective April 4, 1994, Citizens National Corporation ("Citizens"), which is headquartered in Naples, Florida, the parent company of Citizens National Bank of Naples, merged with AmSouth. AmSouth issued approximately 1,604,000 shares of AmSouth Common Stock in exchange for the outstanding shares of Citizens. These acquisitions were accounted for as a pooling of interests under GAAP. At March 31, 1994, Citizens had total consolidated assets of approximately $313 million and total consolidated deposits of approximately $283 million.

    On April 7, 1994, First Federal Savings Bank, Calhoun, Georgia ("Calhoun"), headquartered in Calhoun, Georgia merged with AmSouth Bank of Georgia. At March 31, 1994, Calhoun had total assets of approximately $72 million and total deposits of approximately $59 million. AmSouth issued approximately 442,000 shares of AmSouth Common Stock in exchange for the outstanding shares of Calhoun.


  In addition, AmSouth is a party to the pending business combinations described below. Consummation of each of these transactions remains subject to fulfillment of a number of conditions, including shareholder and regulatory approvals. No assurances can be given that such conditions will be fulfilled or that such transactions will be consummated.



    On March 9, 1994, AmSouth signed an agreement to acquire The Tampa Banking Company ("Tampa"), which is located in Tampa, Florida, and its subsidiary, The Bank of Tampa. At March 31, 1994, Tampa had total consolidated assets of approximately $213 million and total consolidated deposits of approximately $197 million. Under the terms of the agreement, AmSouth will issue 1.5592 shares of AmSouth Common Stock for each of the outstanding shares of Tampa common stock, subject to adjustment. At March 31, 1994, Tampa had approximately 626,000 shares of common stock outstanding. The transaction will be accounted for as a pooling of interests under GAAP.

    On March 31, 1994, AmSouth signed an agreement to acquire Community Federal Savings Bank ("Community"), headquartered in Fort Oglethorpe, Georgia. At March 31, 1994, Community had total assets of approximately $103 million and total deposits of approximately $89 million. Under the terms of the agreement, AmSouth will pay $65.50 for each of the outstanding shares of Community common stock for a total purchase price of approximately $17.2 million.


  The transactions which were pending at December 31, 1993 (whether completed or currently pending) are sometimes referred to collectively herein as the "Other Business Combinations."

  AmSouth continually evaluates business combination opportunities and frequently conducts due diligence activities in connection with possible business combinations. As a result, business combination discussions and, in some cases, negotiations frequently take place, and future business combinations involving cash, debt or equity securities can be expected. Any future business combination or series of business combinations that AmSouth might undertake may be material, in terms of assets acquired or liabilities assumed, to AmSouth's financial condition. Recent business combinations in the banking industry have typically involved the payment of a premium over book and market values. This practice may result in dilution of book value and net income per share for the acquirors.

  On May 18, 1994, AmSouth announced that it was selling $150,000,000 aggregate principal amount of 7 3/4% Subordinated Notes due 2004 in an underwritten public offering. AmSouth intends to utilize approximately $145.8 million of proceeds from the issuance of such securities to fund the cash portion of the Fortune purchase price. Additionally, AmSouth has line of credit arrangements with two financial institutions enabling AmSouth to borrow up to $21 million upon such terms as AmSouth and the banks mutually agree. Such available credit and proceeds from the issuance of the debt securities may be utilized to fund future business combinations.

  AmSouth's other subsidiaries include AmSouth Mortgage Company, Inc., which offers first mortgage loans through offices in nine states, AmSouth Leasing Corporation, a specialized lender providing equipment leasing, and AmSouth Investment Services, Inc., a registered broker-dealer that provides securities brokerage services.

  AmSouth was incorporated under the laws of the State of Delaware in 1970. Its principal executive office is located at 1400 AmSouth-Sonat Tower, 1900 Fifth Avenue North, Birmingham, Alabama 35203. Its telephone number is (205) 320-7151.

  Additional information about AmSouth and its subsidiaries is included in documents incorporated by reference in this Supplement. See "AVAILABLE INFORMATION" and "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

  Fortune. Fortune is a savings and loan holding company organized in November 1983, under Florida law. Fortune provides commercial and retail banking services through its principal subsidiary, Fortune Bank a Savings Bank ("Fortune Bank"). The principal executive offices of Fortune are located at 16120 U.S. Highway 19 North, Clearwater, Florida 34624-6895, and its telephone number is (813) 538-1000.

  At March 31, 1994, Fortune had total consolidated assets of approximately $2.7 billion, total consolidated deposits of approximately $1.8 billion and total consolidated shareholders' equity of approximately $181.3 million. Fortune Bank is a Florida-chartered stock savings association headquartered in Clearwater, Florida, and operates 46 branches located from approximately 50 miles north to approximately 200 miles south of Clearwater. Based on consolidated assets at March 31, 1994, it is currently the largest independent banking organization headquartered on the west coast of Florida. Its deposit accounts are insured by the Federal Deposit Insurance Corporation through the Savings Association Insurance Fund. Additional information about Fortune and Fortune Bank is included in Fortune's Annual Report on Form 10-K for the year ended September 30, 1993, a copy of which has been provided to shareholders, and Fortune's Quarterly Report on Form 10-Q for the quarter ended March 31, 1994, a copy of which is enclosed. See "AVAILABLE INFORMATION" and "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."


                                THE MERGER


  The following information, insofar as it relates to matters contained in the Merger Agreement, is qualified in its entirety by reference to the Merger Agreement, which is incorporated herein by reference. A more detailed discussion of the terms and conditions of the Merger is contained in the Proxy Statement- Prospectus.

EFFECT OF THE MERGER


  The Merger Agreement provides that AmSouth will acquire Fortune through a merger of Fortune into AmSouth, with AmSouth being the surviving entity. Upon consummation of the Merger, all shares of Fortune Common Stock and Fortune Preferred Stock will no longer be outstanding and will automatically be cancelled and retired and will cease to exist, and each holder of a certificate representing any shares of Fortune Common Stock or Fortune Preferred Stock will cease to have any rights with respect thereto, except the right to receive cash and/or shares of AmSouth Common Stock to be paid or issued upon the surrender of such certificate, without interest, as described below.


  At the Effective Date, as defined below, Fortune will merge with and into AmSouth. The Fortune Common Stock and Fortune Preferred Stock will be exchanged for shares of AmSouth Common Stock and/or cash as described under "Merger Consideration." Each share of AmSouth Common Stock outstanding immediately prior to the Effective Date will remain outstanding and unchanged as a result of the Merger.


  The Merger will become effective on the date articles of merger are filed with the Secretary of State of the State of Florida in accordance with the Florida Business Corporation Act and with the Secretary of State of the State of Delaware in accordance with the Delaware General Corporation Law, or on such later date as the articles of merger may specify (the "Effective Date"). The articles of merger are currently expected to be filed with both states on June 23, 1994.

  No fractional shares of AmSouth Common Stock will be issued in connection with the Merger. In lieu of issuing fractional shares, AmSouth will make a cash payment equal to the fractional interest which a Fortune shareholder would otherwise receive multiplied by the closing price of AmSouth Common Stock on the NYSE on the Effective Date.

MERGER CONSIDERATION

  Upon consummation of the Merger, each issued and outstanding share of Fortune Common Stock and each issued and outstanding share of Fortune Preferred Stock will be converted as follows: each such share of Fortune Common Stock will be converted into the right to receive, at the election of each holder thereof (subject to the election and allocation procedures provided for in the Merger Agreement and described below), either (a) a number of shares of AmSouth Common Stock equal to the sum of .538522 and the ratio of $17.125 to the Average AmSouth Closing Price (as defined below) (the "Conversion Ratio"), or (b) cash equal to the sum of $17.125 and the product of .538522 and the Average AmSouth Closing Price (the "Cash Consideration"); and each such share of Fortune Preferred Stock will be converted into the right to receive, at the election of each holder thereof (subject to the election and allocation procedures provided for in the Merger Agreement and described below), either (x) a number of shares of AmSouth Common Stock equal to the product of the Conversion Ratio and
1.333333 (the number of shares of Fortune Common Stock issuable upon conversion of one share of Fortune Preferred Stock, as provided in Fortune's Restated Articles of Incorporation, as amended, the document which governs the terms of the Fortune Preferred Stock), or (y) cash equal to the product of the Cash Consideration and 1.333333, plus in either case (x) or (y), $1.81159 in cash per share of Fortune Preferred Stock, (the "Preferred Stock Cash Amount").
When used with respect to shares of Fortune Preferred Stock, the term "Cash Consideration" includes the Preferred Stock Cash Amount. The "Average AmSouth Closing Price" means the average of the closing prices of shares of AmSouth Common Stock as reported on the NYSE composite transactions tape for the ten consecutive trading days ending on the tenth business day before the Effective Date (the "Valuation Period"). Assuming that the Merger is consummated on June 23, 1994, the Valuation Period will begin on May 26 and end on June 9, 1994.


  As further described below, the values of the per share stock consideration and the Cash Consideration to be received by Fortune shareholders will be based on the Average AmSouth Closing Price and will be equal. Also, the Merger Agreement provides that the aggregate number of shares of AmSouth Common Stock to be issued in the Merger shall (subject to certain exceptions) be fixed at a number (the "Stock Limit") equal to the product of .538522 and the total number of shares of Fortune Common Stock and Fortune Preferred

Stock outstanding on the Effective Date (for this purpose each share of Fortune Common Stock is counted as one share, and each share of Fortune Preferred Stock is counted as 1.333333 shares, the number of shares of Fortune Common Stock into which it is convertible) including dissenting shares, but excluding any shares of Fortune Common Stock and Fortune Preferred Stock held by Fortune or any subsidiary other than in a fiduciary capacity or in satisfaction of a debt previously contracted, which shares will not be converted and will be cancelled. Based on the number of shares of Fortune Common Stock and Fortune Preferred Stock outstanding on March 31, 1994, and assuming further the exercise of all stock options currently outstanding under Fortune's stock option plans, AmSouth will issue approximately 4,507,000 shares of AmSouth Common Stock and approximately $145.8 million cash in the Merger.

  The total number of shares of AmSouth Common Stock issuable in the Merger and the total amount of cash payable in the Merger will be fixed through the operation of the terms of the Merger Agreement. As a result, the percentage of Fortune shares to be converted into AmSouth Common Stock (plus the Preferred Stock Cash Amount in the case of shares of Fortune Preferred Stock) and the percentage to be converted into cash will vary with upward and downward fluctuations in the Average AmSouth Closing Price. Assuming an Average AmSouth Closing Price between $27 and $36 per share, the percentage of Fortune shares to be converted into AmSouth Common Stock (plus the Preferred Stock Cash Amount in the case of shares of Fortune Preferred Stock) will range between approximately 46% and 53%, respectively, as set forth in the table below.

  For example, under the Merger Agreement, if the Average AmSouth Closing Price is $31.31, which was a recent average market price of AmSouth Common Stock, the Conversion Ratio will be 1.085428 shares of AmSouth Common Stock for each share of Fortune Common Stock, and the Cash Consideration will be $33.99. In such event, each share of Fortune Common Stock will be converted into either $33.99 in cash or 1.085428 shares of AmSouth Common Stock, and each share of Fortune Preferred Stock will convert into either 1.447237 shares of AmSouth Common Stock, plus the Preferred Stock Cash Amount, or $47.13 in cash (including the Preferred Stock Cash Amount). Based on an assumed Average AmSouth Closing Price of $31.31, 1.085428 shares of AmSouth Common Stock will have a value of $33.99 and 1.447237 shares of AmSouth Common Stock, plus the Preferred Stock Cash Amount, will have a value of $47.13.

  If the Average AmSouth Closing Price exceeds $31.31, the Conversion Ratio will be reduced below 1.085428 and the Cash Consideration will be increased pursuant to a formula, set forth in the Merger Agreement, designed so that, basing the value of the stock consideration on the Average AmSouth Closing Price, the Cash Consideration and the stock consideration will remain equal in value (on that basis). Thus, if the Average AmSouth Closing Price is above $31.31, the Cash Consideration and the value of the stock consideration available to holders of Fortune Common Stock will be above $33.99 (with a corresponding value above $47.13, including the Preferred Stock Cash Amount, for holders of Fortune Preferred Stock). In such event, because Common Stock and the total amount of cash payable in the Merger will be fixed, the percentage of shares of Fortune stock to be converted into AmSouth Common Stock will be increased and the percentage of shares of Fortune stock to be converted into cash will be reduced.

  If the Average AmSouth Closing Price is less than $31.31, the Conversion Ratio will be increased and the Cash Consideration decreased pursuant to a formula, set forth in the Merger Agreement, designed so that, basing the value of the stock consideration on the Average AmSouth Closing Price, the Cash Consideration and the stock consideration will still be equal in value. Thus, if the Average AmSouth Closing Price is below $31.31, the Cash Consideration and the value of the stock consideration available to holders of Fortune Common Stock will be below $33.99 (with a corresponding value below $47.13, including the Preferred Stock Cash Amount, for holders of Fortune Preferred Stock). In such event, because the aggregate number of shares of AmSouth Common Stock and the total amount of cash payable in the Merger will be fixed, the percentage of shares of Fortune stock to be converted into AmSouth Common Stock (plus the

Preferred Stock Cash Amount in the case of shares of Fortune Preferred Stock) will be reduced and the percentage of shares of Fortune stock to be converted into cash will be increased.

  The following table sets forth various assumed Average AmSouth Closing Prices and the resulting Conversion Ratio, the value of AmSouth Common Stock and the Cash Consideration (including, in both cases, the Preferred Stock Cash Amount) to be received per share of Fortune Common Stock and Fortune Preferred Stock and the percentage of shares of Fortune stock to be converted into AmSouth Common Stock and cash.

                                                                                    PERCENTAGE(2) OF
                                         VALUE OF AMSOUTH                          SHARES OF FORTUNE
                                           COMMON STOCK       CASH CONSIDERATION      STOCK TO BE
                                         TO BE RECEIVED(1)      TO BE RECEIVED       CONVERTED INTO
                                       --------------------- --------------------- --------------------
           ASSUMED                     PER SHARE  PER SHARE  PER SHARE  PER SHARE
           AVERAGE                     OF FORTUNE OF FORTUNE OF FORTUNE OF FORTUNE  AMSOUTH
           AMSOUTH          CONVERSION   COMMON   PREFERRED    COMMON   PREFERRED    COMMON
        CLOSING PRICE         RATIO      STOCK      STOCK      STOCK     STOCK(1)    STOCK      CASH
        -------------       ---------- ---------- ---------- ---------- ----------  -------     ----
   $36.00..................  1.014216    $36.51     $50.49     $36.51     $50.49        53.1%      46.9%
    35.00..................  1.027808     35.97      49.78      35.97      49.78        52.4       47.6
    34.00..................  1.042198     35.43      49.06      35.43      49.06        51.7       48.3
    33.00..................  1.057461     34.90      48.34      34.90      48.34        50.9       49.1
    32.00..................  1.073678     34.36      47.62      34.36      47.62        50.2       49.8
    31.80..................  1.077044     34.25      47.48      34.25      47.48        50.0       50.0
    31.00..................  1.090941     33.82      46.90      33.82      46.90        49.4       50.6
    30.00..................  1.109355     33.28      46.19      33.28      46.19        48.5       51.5
    29.00..................  1.129039     32.74      45.47      32.74      45.47        47.7       52.3
    28.00..................  1.150129     32.20      44.75      32.20      44.75        46.8       53.2
    27.00..................  1.172781     31.67      44.03      31.67      44.03        45.9       54.1

- - - - --------

(1) The column entitled "Per Share of Fortune Preferred Stock" includes the Preferred Stock Cash Amount to be received by the holder of each share of Fortune Preferred Stock.

(2) For the purpose of computing these percentages, each share of Fortune Common Stock is counted as one share, and each share of Fortune Preferred Stock is counted as 1.333333 shares, the number of shares of Fortune Common Stock into which it is convertible under the terms of the Fortune Preferred Stock. In addition to being converted into AmSouth Common Stock or cash, shares of Fortune Preferred Stock will also be converted into the right to receive the Preferred Stock Cash Amount.


  Because the number of shares of AmSouth Common Stock and the total amount of cash to be issued in the Merger will be fixed, no guarantee can be given that an election by any given shareholder to receive a particular form of consideration will be honored. Rather, the election by each holder will be subject to the election and allocation procedures described below. Thus, holders may not receive their chosen form of consideration. See "ELECTION AND ALLOCATION PROCEDURES."

  If AmSouth effects a reclassification, recapitalization, stock split, consolidation or similar change in AmSouth Common Stock before the Effective Date, the Conversion Ratio and Cash Consideration will be appropriately adjusted.

  Although the Average AmSouth Closing Price, which will determine the value of the cash or stock consideration to be received by Fortune shareholders, will be based on the average market price of AmSouth Common Stock during the Valuation Period, the market price of AmSouth Common Stock may fluctuate thereafter and, on the Effective Date, may be more or less than the Average AmSouth Closing Price.

  At the Effective Date, all rights with respect to Fortune Common Stock pursuant to stock options granted by Fortune under Fortune's stock option plans that are outstanding at such time, whether or not then exercisable, will be converted into the right to receive, in AmSouth's sole discretion, either an option to purchase shares of AmSouth Common Stock or cash, as discussed under the heading "PROPOSAL TO APPROVE THE MERGER--Interests of Certain Persons in the Merger--Stock Options" in the Proxy Statement-Prospectus.

  It is possible that certain shares of Fortune Common Stock and Fortune Preferred Stock will not be converted in the Merger. Shares of Fortune Common Stock or Fortune Preferred Stock with respect to which dissenters' rights have been properly perfected will not be converted into the right to receive shares of AmSouth Common Stock or Cash Consideration. See "DISSENTERS' RIGHTS" in the Proxy Statement-Prospectus. In addition, as of the Effective Date, each share of Fortune Common Stock and Fortune Preferred Stock held directly or indirectly by Fortune or Fortune Bank, other than shares held in a fiduciary capacity or in satisfaction of a debt previously contracted, will be canceled and retired, and no exchange or payment will be made with respect to such shares.


                    ELECTION AND ALLOCATION PROCEDURES

  The following is a summary of information concerning the election and allocation procedures which are applicable to the Merger. The procedures for completing the enclosed Election Form are described in detail in such Election Form and the accompanying instructions, which shareholders are urged to read carefully. The terms of such conversion and such procedures are set forth in the Merger Agreement and are also described in the Proxy Statement-Prospectus under the heading "PROPOSAL TO APPROVE THE MERGER" and herein under the heading "THE MERGER--Merger Consideration."


DESCRIPTION OF ELECTIONS

  Each record holder of Fortune Common Stock and of Fortune Preferred Stock has the right to submit an Election Form specifying the kind of consideration sought to be received. Holders of record of shares of Fortune Common Stock or Fortune Preferred Stock who hold such shares as nominees, trustees, or in other representative capacities must submit Election Forms that separately cover all the shares of Fortune Common Stock or Fortune Preferred Stock held by such record holder for each beneficial owner thereof.

  The Election Form permits Fortune shareholders (1) to indicate that they elect to receive in exchange for their Fortune shares (a) only AmSouth Common Stock (plus the Preferred Stock Cash Amount in the case of shares of Fortune Preferred Stock) ("Stock Election Shares") or (b) only cash ("Cash Election Shares") or (2) to make no election ("No Election Shares"). The Election Form, together with stock certificates representing all shares of Fortune stock covered thereby, must be completed, signed and returned to the Exchange Agent no later than the Election Deadline (5:00 p.m., Central Time, on June 16,
1994). If a certificate for Fortune stock has been lost, stolen or destroyed, an Election Form will be properly completed only if accompanied by appropriate evidence as to such loss, theft or destruction, appropriate evidence as to the ownership of such certificate by such Fortune shareholder and appropriate and customary indemnification. Fortune shares for which an Election Form has not been properly completed and received by the Exchange Agent by the Election Deadline will be deemed No Election Shares. The Election Forms include instructions specifying other details of the exchange.

  In the Merger, the aggregate number of shares of AmSouth Common Stock to be issued and the total amount of cash payable will be fixed. Accordingly, there can be no assurance that each Fortune shareholder will receive the form of consideration that such holder elects. In the event that the elections result in an oversubscription of either AmSouth Common Stock or cash, the procedures for allocating AmSouth Common Stock and cash, described below under "Allocation Procedures," will be followed by the Exchange Agent.

  Any Election Form may be revoked or changed by written notice from the person submitting such Election Form to the Exchange Agent, but to be effective such notice must actually be received by the Exchange Agent at or before the Election Deadline.

  The Exchange Agent has the discretion to determine whether Election Forms have been properly completed, signed and submitted or revoked and to disregard immaterial defects in Election Forms and revocations. The decisions of the Exchange Agent with respect to the effectiveness of any Election Form will be conclusive and binding. Allocations will be made by the Exchange Agent and will be conclusive and binding on holders of Fortune Common Stock and Fortune Preferred Stock.

  IF A FORTUNE SHAREHOLDER DOES NOT MAKE AN EFFECTIVE CASH ELECTION, STOCK ELECTION OR NO ELECTION (WHICH WOULD RESULT, FOR EXAMPLE, FROM THE FAILURE TO SEND TO THE EXCHANGE AGENT CERTIFICATES REPRESENTING FORTUNE COMMON STOCK AND/OR FORTUNE PREFERRED STOCK WITH A PROPERLY COMPLETED ELECTION FORM OR FROM THE EXCHANGE AGENT NOT ACTUALLY RECEIVING THE PROPER DOCUMENTS AT ONE OF THE PROPER LOCATIONS SPECIFIED IN THE ELECTION FORM BY THE ELECTION DEADLINE), THE SHAREHOLDER WILL BE DEEMED NOT TO HAVE MADE AN ELECTION AND WILL BE DEEMED TO HAVE INDICATED NO ELECTION WITH RESPECT TO RECEIVING EITHER AMSOUTH COMMON STOCK (PLUS THE PREFERRED STOCK CASH AMOUNT IN THE CASE OF SHARES OF FORTUNE PREFERRED STOCK) OR CASH FOR ALL OF SUCH SHAREHOLDER'S SHARES. NEITHER AMSOUTH NOR THE EXCHANGE AGENT WILL BE UNDER ANY OBLIGATION TO NOTIFY ANY PERSON OF ANY DEFECT IN AN ELECTION FORM OR REVOCATION SUBMITTED TO THE EXCHANGE AGENT.

  In determining whether to make a Cash Election, a Stock Election or No Election, shareholders of Fortune should consult their own financial and tax advisors. NO RECOMMENDATION IS MADE WITH RESPECT TO WHETHER A CASH ELECTION, STOCK ELECTION OR NO ELECTION SHOULD BE MADE.

  Persons who become shareholders of Fortune after the date five days before the Mailing Date and before the close of business on the day before the Election Deadline, or any other shareholders who need an Election Form, may obtain copies of the Election Form upon request from AmSouth either in writing at AmSouth Bancorporation, Post Office Box 11007, Birmingham, Alabama 35288,
Attention: Investor Relations Department, or by telephone at 205/583-4439.

ALLOCATION PROCEDURES

  Within five business days after the Election Deadline, the Exchange Agent will allocate among holders of Fortune Common Stock and Fortune Preferred Stock rights to receive AmSouth Common Stock (plus the Preferred Stock Cash Amount in the case of shares of Fortune Preferred Stock) or cash as follows (provided that in no event will the Exchange Agent be required to effectuate the allocation before the Effective Date):

    (a) If the number of shares of AmSouth Common Stock to be issued for Stock Election Shares is less than the Stock Limit, then (i) all Stock Election Shares will be converted into AmSouth Common Stock (plus the Preferred Stock Cash Amount in the case of such shares that are shares of Fortune Preferred Stock), (ii) a sufficient number of No Election Shares and then, if necessary, Cash Election Shares will be selected randomly by the Exchange Agent (except as noted below) to receive AmSouth Common Stock (plus the Preferred Stock Cash Amount in the case of such shares that are shares of Fortune Preferred Stock), so that the total of AmSouth Common Stock shares to be issued will equal as closely as practicable the Stock Limit and (iii) the Cash Election Shares and No Election Shares not so selected will be converted into cash.

    (b) If the number of shares of AmSouth Common Stock to be issued for Stock Election Shares exceeds the Stock Limit, then (i) all Cash Election Shares and No Election Shares will be converted into cash, (ii) a sufficient number of Stock Election Shares will be selected randomly by the Exchange Agent to receive cash so that the total of AmSouth Common Stock shares to be issued will equal as closely as practicable the Stock Limit and (iii) the Stock Election Shares not so selected will be converted into AmSouth Common Stock (plus the Preferred Stock Cash Amount in the case of such shares that are shares of Fortune Preferred Stock).

    (c) If the number of shares of AmSouth Common Stock to be issued on conversion of Stock Election Shares equals or is nearly equal to (as determined by the Exchange Agent) the Stock Limit, Stock Election Shares will receive AmSouth Common Stock (plus the Preferred Stock Cash Amount in the case of such shares that are shares of Fortune Preferred Stock), and all Cash Election Shares and No Election Shares will receive cash.

    (d) If the number of shares of AmSouth Common Stock to be issued on conversion of Stock Election Shares and No Election Shares equals or is nearly equal to (as determined by the Exchange Agent) the Stock Limit, all Cash Election Shares will receive cash and all Stock Election Shares and No Election Shares will receive AmSouth Common Stock (plus the Preferred Stock Cash Amount in the case of such shares that are shares of Fortune Preferred Stock).

  Notwithstanding the selection procedures described above, the Merger Agreement provides that no particular Cash Election Shares or Stock Election Shares will be selected randomly to receive AmSouth Common Stock (plus the Preferred Stock Cash Amount in the case of shares of Fortune Preferred Stock) or cash, as the case may be, if such selection would threaten satisfaction of any of the conditions to consummation of the Merger. One of the conditions to consummation of the Merger is the receipt by the parties of an opinion from counsel and an accounting firm that the Merger will constitute a tax-free reorganization for federal income tax purposes.

  Under applicable tax rules the inclusion of certain large Fortune shareholders in the random selection process in the event cash elections are oversubscribed may jeopardize the status of the Merger as a tax-free reorganization. The two largest holders of Fortune Common Stock, The Dyson-Kissner-Moran Corporation group (the "Moran Group"), and John T. Oxley, have indicated to Fortune that they intend to make a cash election if the Merger is approved. John A. Moran, a member of the Moran Group, is a director of Fortune. Other than as a holder of Fortune Common Stock and Mr. Moran's status as both a member of the Moran Group and as a director of Fortune, the Moran Group is not affiliated with Fortune. Other than as a holder of Fortune Common Stock, Mr. Oxley is not affiliated with Fortune. As of March 30, 1994, the Moran Group and Mr. Oxley owned approximately 13.30% and 14.03%, respectively, of the outstanding shares of Fortune Common Stock. As a result of the foregoing, in the event cash elections are oversubscribed, the cash elections of the Moran Group and Mr. Oxley will be satisfied on a priority basis so as not to jeopardize the status of the Merger as a tax-free reorganization. In addition, cash elections of other large Fortune shareholders may be satisfied on a priority basis if necessary so as not to jeopardize the status of the Merger as a tax-free reorganization. Thus, in circumstances where cash elections are oversubscribed, under the terms of the Merger Agreement and in order to preserve the Merger as a tax-free reorganization, the largest Fortune shareholders will be more likely to receive their choice of cash consideration than smaller Fortune shareholders. In general, elections to receive cash or stock by Fortune directors and executive officers will not be satisfied on a priority basis. In the event cash elections are oversubscribed, however, cash elections by director John A. Moran (in his capacity as a member of the Moran Group) and possibly director Ezra K. Zilkha (as a result of his holding 4.92% of Fortune Common Stock as of March 30, 1994) will be given priority over other Fortune shareholders in order to preserve the Merger as a tax-free reorganization. It is also conceivable, although unlikely, that any other director or executive officer of Fortune would be given priority treatment with respect to their cash elections. Priority treatment, if applicable, is a function of the relative size of such persons' share ownership, the Average AmSouth Closing Price and the effect of certain tax laws. Such treatment is not a result of their status as directors or executive officers.

  Any necessary selection process to be used by the Exchange Agent will consist of such procedures as will be mutually determined by Fortune and AmSouth. No assurance can be given that an election by any given shareholder, except the cash elections of the two largest shareholders named above, will be honored. Because the number of shares of AmSouth Common Stock to be issued and the total amount of cash to be paid in the Merger will be fixed pursuant to the Merger Agreement, the extent to which elections will be accommodated will depend upon the numbers of shares which elect cash and stock and as to which no election is made. Accordingly, a Fortune shareholder who elects to receive cash may instead receive shares of AmSouth Common Stock (plus cash in lieu of a fractional share and for the Preferred Stock Cash Amount in the case of shares of Fortune Preferred Stock) or a Fortune shareholder who elects to receive shares of AmSouth Common Stock (plus cash in lieu of a fractional share) may instead receive all cash. In addition, it is possible, in such cases, that a beneficial owner of Fortune Common Stock who holds his shares in more than one record ownership or a record holder of both Fortune Common Stock and Fortune Preferred Stock could receive both cash (in addition to cash received in lieu of fractional shares and for the Preferred Stock Cash Amount in the cash of shares of Fortune Preferred Stock) and AmSouth Common Stock in the Merger. Because the tax consequences of receiving cash, AmSouth Common Stock or a combination of cash and AmSouth Common Stock will differ, shareholders of Fortune are urged to read carefully the information under "Certain Federal Income Tax Consequences." and to consult with their own tax advisors before returning the Election Form.

ISSUANCE OF STOCK AND PAYMENT OF CASH

  General. On and after the Effective Date, AmSouth will deliver to the Exchange Agent certificates representing the number of shares of AmSouth Common Stock issuable and the amount of cash payable in the Merger. The Exchange Agent will not be entitled to vote or exercise any rights of ownership with respect to the shares of AmSouth Common Stock held by it pursuant to the Merger Agreement, except that it will receive and hold all dividends or other distributions paid or distributed with respect to such shares for the account of the persons entitled thereto.

  Exchange of Certificates; Delivery of AmSouth Common Stock and Cash. On the Effective Date, holders of certificates representing Fortune Common Stock and Fortune Preferred Stock will cease to have any rights as shareholders of Fortune and will have only the right to receive the cash or AmSouth Common Stock into which their Fortune shares are to be converted. No holder of certificates formerly representing Fortune shares will be entitled to receive either cash or shares of AmSouth Common Stock until the certificates are surrendered to the Exchange Agent, and no interest will accrue in respect thereof. Each AmSouth Common Stock share for which Fortune shares are exchanged in the Merger will be deemed to have been issued on the Effective Date. Accordingly, Fortune shareholders who receive AmSouth Common Stock in the Merger will be entitled to vote their shares and to receive any dividends or other distributions, without interest, that may be payable to holders of record of AmSouth Common Stock after the Effective Date, except that no such dividend will be remitted until the certificates representing Fortune Common Stock or Fortune Preferred Stock have been properly delivered to the Exchange Agent.

  Until so surrendered, each certificate that before the Effective Date represented outstanding Fortune Common Stock or Fortune Preferred Stock will, except as otherwise provided in the Merger Agreement, be deemed to evidence ownership of the number of shares of AmSouth Common Stock or the right to receive the amount of cash into which the same has been converted in the Merger. After the Effective Date, there will be no further transfers on the records of Fortune of certificates theretofore representing Fortune Common Stock or Fortune Preferred Stock and, if such certificates are presented to Fortune for transfer, they will be canceled against delivery of certificates for AmSouth Common Stock or cash.

  Within five business days after the allocation described above under "ELECTION AND ALLOCATION PROCEDURES--Allocation Procedures," the Exchange Agent will distribute AmSouth Common Stock and cash with respect to shares of Fortune Common Stock and Fortune Preferred Stock which have been properly surrendered to the Exchange Agent. No dividends that have been declared on AmSouth Common Stock will be remitted with respect to shares of Fortune Common Stock or Fortune Preferred Stock that have been converted into shares of AmSouth Common Stock in the Merger until the certificate or certificates previously representing Fortune Common Stock or Fortune Preferred Stock have been surrendered to the Exchange Agent, at which time such dividends will be remitted to such person, without interest. Stock certificates will not be delivered for fractional shares resulting from the exchange of Fortune stock for AmSouth Common Stock. Instead, each holder of Fortune stock who would otherwise be entitled to a fractional share will receive in lieu thereof a check in an amount equal to the value of such fractional share based upon the closing price of AmSouth Common Stock on the NYSE composite transactions tape on the Effective Date.

  Neither AmSouth, Fortune nor the Exchange Agent will be liable to any former holder of Fortune Common Stock or Fortune Preferred Stock for any amount delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

  Any shares of Fortune Common Stock or Fortune Preferred Stock with respect to which dissenters' rights have been properly perfected will be treated in accordance with the procedures described in the Proxy Statement-Prospectus under "DISSENTERS' RIGHTS"


CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  The discussion below provides general information about certain expected federal income tax consequences of the Merger. EACH FORTUNE SHAREHOLDER SHOULD CONSULT HIS OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER FOR SUCH SHAREHOLDER, INCLUDING THE APPLICABLE AND POSSIBLE EFFECT OF FOREIGN, STATE AND LOCAL TAX LAWS. The consummation of the Merger is conditioned upon the receipt by Fortune of an opinion from counsel that is satisfactory to Fortune and upon the receipt by AmSouth of an opinion from independent accountants that is satisfactory to AmSouth, both opinions dated the Effective Date, to the effect that for federal income tax purposes the Merger will constitute a reorganization within the meaning of Section 368 of the Code. Also, counsel's opinion to Fortune is to cover the following additional federal income tax consequences:

    (a) except with respect to holders of Fortune Common Stock and Fortune Preferred Stock who exercise dissenters' rights and except for cash payments, including cash in lieu of a fractional share interest and the Preferred Stock Cash Amount, to holders of Fortune Common Stock or Fortune Preferred Stock, no gain or loss will be recognized by a holder of Fortune Common Stock or Fortune Preferred Stock upon conversion in the Merger of such stock into AmSouth Common Stock,

    (b) the basis of the shares of AmSouth Common Stock to be received by a shareholder of Fortune will be the same as such shareholder's basis in the Fortune Common Stock or Fortune Preferred Stock (less the Preferred Stock Cash Amount) exchanged therefor, and

    (c) the holding period of the AmSouth Common Stock received in the Merger by a holder of Fortune Common Stock or Fortune Preferred Stock exchanged therefor will include the period during which such holder held the Fortune Common Stock or Fortune Preferred Stock exchanged therefor, provided that such Fortune Common Stock or Fortune Preferred Stock was held as a capital asset immediately before the Effective Date.

  In rendering the foregoing opinions, counsel and the independent accountants will be entitled to rely on representations by AmSouth and Fortune as to factual matters.

  The federal income tax consequences of the Merger to a Fortune shareholder will differ depending primarily upon whether such shareholder receives for his Fortune stock solely cash, solely AmSouth Common Stock (except for cash received in lieu of fractional shares of AmSouth Common Stock and the Preferred Stock Cash Amount) or both cash and AmSouth Common Stock. The following discussion describes generally counsel's opinion to Fortune with respect to the federal income tax consequences to Fortune shareholders in each of these categories. The discussion is based on the assumption that the Fortune shares constitute a capital asset in the hands of the shareholders.

  Tax Consequences to Fortune Shareholders Who Receive Solely Cash for their Shares in the Merger. The exchange by a Fortune shareholder of all his Fortune shares solely for cash in the Merger (or as the result of such shareholder's exercise of dissenters' rights) will be a taxable transaction for federal income tax purposes. Such a shareholder will recognize gain or loss measured by the difference between the tax basis for his Fortune shares and the amount of cash received (unless the receipt of cash is treated as a dividend, as described below).

In general, such gain or loss will be computed separately for each block of stock held by the shareholder and will be capital gain or loss.

  In certain circumstances, the receipt of solely cash by a Fortune shareholder could be treated as a dividend (to the extent of the shareholder's ratable share of applicable earnings and profits) if the shareholder constructively owns shares of Fortune stock that are exchanged for AmSouth Common Stock in the Merger. Additionally, in certain circumstances, although the application of the law is not entirely clear, the receipt of solely cash by a Fortune shareholder could be treated as a dividend (to the extent of the shareholder's ratable share of applicable earnings and profits) if the shareholder owns AmSouth Common Stock, actually or constructively, after the Merger (other than AmSouth shares received in the Merger). Generally, a shareholder constructively owns stock that is owned by members of the shareholder's family, and by certain controlled or related partnerships, estates, trusts and corporations, pursuant to the constructive ownership rules of Section 318 of the Code, as well as any shares that the shareholder has an option to acquire.

  The receipt of solely cash by a Fortune shareholder in exchange for his Fortune stock will not be treated as a dividend if such exchange or receipt results in a meaningful reduction or a substantially disproportionate reduction in the shareholder's ownership interest or results in a complete termination of the shareholder's interest, taking into account, in each case, the constructive ownership rules described above. A complete termination of a shareholder's interest will occur if, after receipt of cash in exchange for Fortune stock, the shareholder owns no shares of stock in AmSouth. Thus, a Fortune shareholder who receives solely cash for all of the Fortune shares actually owned by him will generally qualify for capital gain treatment under the complete termination test if none of the Fortune shares constructively owned by him are exchanged in the Merger for AmSouth Common Stock and the shareholder does not otherwise own, actually or constructively, any shares of AmSouth Common Stock after the Merger. Where the complete termination of interest test is not satisfied with respect to a particular shareholder (because, for example, Fortune shares owned by a related party are exchanged for AmSouth Common Stock in the Merger), that shareholder will nonetheless generally be entitled to capital gain treatment if the receipt of cash in exchange for his Fortune shares results in a "substantially disproportionate" reduction or a "meaningful" reduction in his ownership interest.

  Although the application of the law is not entirely clear, a shareholder's reduction in ownership interest should normally be "substantially disproportionate," and capital gain treatment should normally result, if the shareholder's proportionate stock interest in AmSouth immediately after the Merger is 20% or more below what his proportionate interest in AmSouth would have been if he had received solely AmSouth Common Stock in the Merger. Even if such reduction in interest would not amount to 20%, the Internal Revenue Service has indicated in published rulings that a distribution that results in any actual reduction in interest of a small, minority shareholder in a publicly held corporation will result in a "meaningful" reduction and will not constitute a dividend if the shareholder exercises no control with respect to corporate affairs.

  Tax Consequences to Fortune Shareholders Who Receive Solely AmSouth Stock in the Merger. A Fortune shareholder will recognize neither gain nor loss on the exchange of all his Fortune shares solely for AmSouth Common Stock in the Merger. The tax basis of the AmSouth Common Stock received in the Merger by such a Fortune shareholder will be equal to the shareholder's tax basis for the Fortune stock exchanged therefor, and such shareholder will include the period during which the Fortune stock surrendered was held in his holding period for the AmSouth Common Stock received in exchange therefor.

  Fortune shareholders who receive cash in lieu of fractional shares of AmSouth Common Stock will be treated for federal income tax purposes as if the fractional shares were distributed as part of the exchange and then redeemed by AmSouth. These cash payments will be treated as having been received in full payment in exchange for the amount of AmSouth Common Stock so redeemed. The shareholders will recognize capital gain or loss equal to the difference between the cash received and the basis of the fractional share interest that would have been issued.

  Tax Consequences to Fortune Shareholders Who Receive Both Cash and AmSouth Stock in the Merger. The election procedures will relate to record ownership of each class of Fortune stock. Accordingly, it is possible that a beneficial owner of Fortune Common Stock who holds his shares in more than one record ownership or a record holder of both Fortune Common Stock and Fortune Preferred Stock could receive both cash (in addition to cash received in lieu of fractional shares of AmSouth Common Stock) and AmSouth Common Stock in exchange for shares of Fortune stock. Fortune shareholders who receive cash in exchange for some of their shares of Fortune stock, and who realize a gain upon the exchange (with gain or loss computed separately for each block of Fortune stock exchanged and measured by the excess of the fair market value of the consideration received over the tax basis of the Fortune stock exchanged), will recognize such gain only to the extent of the cash received with respect to such shares. In certain circumstances, although the application of the law is not entirely clear, it is possible that the cash received in the Merger by a shareholder in exchange for some of his shares of Fortune stock will be treated for federal income tax purposes as received by such shareholder ratably as partial consideration (in addition to AmSouth Common Stock) for each share of Fortune stock exchanged by him in the Merger. An analysis similar to the analysis relating to Fortune shareholders who receive solely cash for their shares in the Merger will apply to determine if the receipt of any of such cash by the shareholder will be treated as the receipt of a dividend (rather than a capital gain). No loss will be recognized by a Fortune shareholder who realizes a loss with respect to the exchange of some of his Fortune shares for cash, but also receives AmSouth Common Stock in exchange for other shares of Fortune stock.

  A holder of Fortune Preferred Stock who realizes a gain upon the exchange of his or her shares of Fortune Preferred Stock for a combination of AmSouth Common Stock and the Preferred Stock Cash Amount (with gain or loss measured by the excess of the fair market value of the consideration received over the tax basis of the shares of Fortune Preferred Stock exchanged) will recognize such gain only to the extent of the Preferred Stock Cash Amount received by such holder. An analysis similar to the analysis relating to Fortune shareholders who receive solely cash for their shares in the Merger will apply to determine if the receipt of the Preferred Stock Cash Amount by the shareholder will be treated as the receipt of a dividend (rather than capital gain). No loss will be recognized by a Fortune shareholder who realizes a loss with respect to the exchange of his or her shares of Fortune Preferred Stock for a combination of AmSouth Common Stock and the Preferred Stock Cash Amount. If a holder of Fortune Preferred Stock has more than one block of Fortune Preferred Stock, the computation of gain or loss realized, and the amount recognized, will be performed separately with respect to each such block. A beneficial owner of Fortune Preferred Stock that holds such stock in more than one record ownership or that also holds shares of Fortune Common Stock may, in some circumstances, receive both AmSouth Common Stock and cash (in addition to cash received in lieu of fractional shares and the Preferred Stock Cash Amount). The tax basis of AmSouth Common Stock received in the Merger by a holder of Fortune Preferred Stock will equal such holder's tax basis for the Fortune Preferred Stock exchanged therefor, decreased by the Preferred Stock Cash Amount and increased by the amount of any gain recognized on such exchange, and such holder will include the period during which the Fortune Preferred Stock surrendered was held in his or her holding period for the AmSouth Common Stock received in exchange therefor.

BACKUP WITHHOLDING

  Unless an exemption applies under the applicable law and regulations, the Exchange Agent will be required to withhold 31% of any cash payments to which a Fortune shareholder or other payee is entitled pursuant to the Merger unless the shareholder or other payee provides its taxpayer identification number (social security number or employer identification number) and certifies that such number is correct. Each shareholder and, if applicable, each other payee should complete and sign the substitute Form W-9 included as part of the transmittal letter that accompanies the Election Form, so as to provide the information and certification necessary to avoid backup withholding, unless an applicable exemption exists and is established in a manner satisfactory to the Exchange Agent.

  THE DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY. IT DOES NOT ADDRESS THE STATE, LOCAL OR FOREIGN TAX ASPECTS OF THE MERGER. THE DISCUSSION AND THE OPINIONS DESCRIBED ABOVE ARE BASED ON CURRENTLY EXISTING PROVISIONS OF THE CODE, EXISTING TREASURY REGULATIONS THEREUNDER AND CURRENT ADMINISTRATIVE RULINGS AND COURT DECISIONS. THE OPINIONS DESCRIBED ABOVE ARE NOT BINDING UPON THE INTERNAL REVENUE SERVICE, AND NO RULINGS OF THE INTERNAL REVENUE SERVICE WILL BE SOUGHT OR OBTAINED. THERE IS NO ASSURANCE THAT THE INTERNAL REVENUE SERVICE WILL AGREE WITH THE FOREGOING DISCUSSION OR THE OPINIONS DESCRIBED ABOVE. ALL OF THE FOREGOING ARE SUBJECT TO CHANGE AND ANY SUCH CHANGE COULD AFFECT THE CONTINUING VALIDITY OF THIS DISCUSSION AND THE OPINIONS. BECAUSE OF THE COMPLEXITIES OF THE TAX LAWS IN GENERAL, AND THE COMPLEXITIES AND UNCERTAINTIES OF THE TAX CONSEQUENCES ASSOCIATED WITH THE RECEIPT OF CASH IN THE MERGER IN PARTICULAR, EACH FORTUNE SHAREHOLDER SHOULD CONSULT HIS OWN TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO HIM, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL AND FOREIGN TAX LAWS.

                               NYSE LISTING

  AmSouth Common Stock is listed on the NYSE. AmSouth has agreed in the Merger Agreement to use its best efforts to assure that the shares of AmSouth Common Stock to be issued pursuant to the Merger Agreement be authorized for listing on the NYSE. An application will be filed by AmSouth for listing the shares of AmSouth Common Stock on the NYSE.


                                    EXPERTS

  The financial statements incorporated in this Supplement by reference to the Annual Report on Form 10-K of Fortune for the year ended September 30, 1993, have been so incorporated in reliance on the reports of KPMG Peat Marwick, independent accountants, given on the authority of said firm as experts in auditing and accounting.

  The consolidated financial statements of AmSouth Bancorporation included and incorporated by reference in AmSouth's Annual Report on Form 10-K for the year ended December 31, 1993, have been audited by Ernst & Young, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

  With respect to the unaudited consolidated interim financial information for the three month periods ended March 31, 1994 and March 31, 1993, incorporated by reference in this Supplement, Ernst & Young have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report, included in AmSouth's Quarterly Report on Form 10-Q for the quarter ended March 31, 1994 and incorporated herein by reference, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. The independent auditors are not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited interim financial information because the report is not a "report" or a "part" of the Registration Statement prepared or certified by the auditors within the meaning of Sectioins 7 and 11 of the Securities Act.

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 145 of the Delaware General Corporation Law contains detailed provisions for indemnification of directors and officers of Delaware corporations against expenses, judgments, fines and settlements in connection with litigation.

  The Registrant's Restated Certificate of Incorporation, as amended, and its Directors' and Officers' Liability Insurance Policy provide for indemnification of the directors and officers of the Registrant against certain liabilities.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  NO.                                   EXHIBIT
  ---                                   -------
  2(a) Agreement and Plan of Merger, dated as of the 12th day of September,
       1993, between Fortune Bancorp, Inc. ("Fortune") and AmSouth
       Bancorporation ("AmSouth"), included as Annex A to the Proxy
       Statement/Prospectus.*
  2(b) Stock Option Agreement, dated as of the 13th day of September, 1993, between Fortune and AmSouth, included as Annex B to the Proxy
       Statement/Prospectus.*
  2(c) First Amendment to the Agreement and Plan of Merger, dated as of May 11,
       1994, between Fortune and AmSouth (incorporated by reference from Annex
       A to the Supplement to the Proxy Statement/Prospectus filed by AmSouth on May 12, 1994 pursuant to Rule 424(b)(3)).
  3(a) Restated Certificate of Incorporation of AmSouth, incorporated by reference to Exhibit 3(b) to AmSouth's Quarterly Report on Form 10-Q for
       the quarter ended March 31, 1993.*
  3(b) Bylaws of AmSouth, as amended, incorporated by reference to Exhibit 3-b to AmSouth's Annual Report on Form 10-K for the year ended December 31,
       1993.*
  4(a) Stockholder Protection Rights Agreement, dated as of June 15, 1989, between AmSouth and AmSouth Bank, National Association, as Rights Agent,
       incorporated by reference to Exhibit 4-a to AmSouth's Quarterly Report on Form 10-Q for the quarter ended June 30, 1989.*
  4(b) Instruments defining the rights of holders of long-term debt of AmSouth are not filed herewith pursuant to Item 601(b)(4)(iii) of Regulation S-
       K, and AmSouth hereby agrees to furnish a copy of said instruments to the SEC upon request.*
  5    Opinion of Carl L. Gorday, Esq. as to the validity of the shares of
       AmSouth Common Stock.*
  8    Opinion of Holland & Knight as to certain federal income tax matters.*
 15    Letter of Ernst & Young re Unaudited Interior Financial Information of
       AmSouth.
 23(a) Consent of Carl L. Gorday, Esq. (included in the opinion in Exhibit 5).*
 23(b) Consent of Ernst & Young.*
 23(c) Consent of KPMG Peat Marwick.*
 23(d) Consent of Dillon, Read & Co. Inc.*
 23(e) Consent of Holland & Knight (included in the opinion in Exhibit 8(b)).*
 23(f) Consent of Dillon, Read & Co. Inc. (incorporated by reference to
       AmSouth's Current Report on Form 8-K, dated May 20, 1994).
 23(g) Consent of Ernst & Young.
 23(h) Consent of KPMG Peat Marwick.
 24    Powers of Attorney.*
 99(a) Form of Proxy for Fortune Common Stock.*
 99(b) Form of Proxy for Fortune Preferred Stock.*
 99(c) Election Form and Letter of Transmittal.

- - - - --------

*Previously filed.

ITEM 22. UNDERTAKINGS.

  (a) The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

      (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (c) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

  (d) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (c) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (e) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  (f) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

  (g) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF BIRMINGHAM, STATE OF ALABAMA, AS OF THE 24TH DAY OF MAY, 1994.

                                          AMSOUTH BANCORPORATION

                                                     /s/ John W. Woods
                                          By___________________________________
                                             (JOHN W. WOODS) (CHAIRMAN OF THE
                                              BOARD, CHIEF EXECUTIVE OFFICER,
                                                 PRESIDENT AND A DIRECTOR)

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED AS OF MAY 24, 1994.

             SIGNATURES                         TITLE                DATE
             ----------                         -----                ----
                  *                     Chairman of the          May 24, 1994
- - - - -------------------------------------    Board, Chief
           (JOHN W. WOODS)               Executive Officer,
                                         President and a
                                         Director (Principal
                                         Executive Officer)

                  *                     Executive Vice           May 24, 1994
- - - - -------------------------------------    President and Chief
      (M. LIST UNDERWOOD, JR.)           Financial Officer
                                         (Principal
                                         Financial Officer)

                  *                     Senior Vice              May 24, 1994
- - - - -------------------------------------    President,
          (RICKY W. THOMAS)              Controller and
                                         Chief Accounting
                                         Officer (Principal
                                         Accounting Officer)

                  *                     A Director and an        May 24, 1994
- - - - -------------------------------------    Officer
         (C. STANLEY BAILEY)

                                        A Director               May 24, 1994
- - - - -------------------------------------
       (GEORGE W. BARBER, JR.)



             SIGNATURES                         TITLE                DATE
             ----------                         -----                ----
                  *                     A Director               May 24, 1994
- - - - -------------------------------------
         (WILLIAM D. BIGGS)

                  *                     A Director               May 24, 1994
- - - - -------------------------------------
       (BARNEY B. BURKS, JR.)

                  *                     A Director               May 24, 1994
- - - - -------------------------------------
     (WILLIAM J. CABANISS, JR.)

                  *                     A Director               May 24, 1994
- - - - -------------------------------------
         (JOSEPH M. FARLEY)

                  *                     A Director               May 24, 1994
- - - - -------------------------------------
         (M. MILLER GORRIE)

                  *                     A Director               May 24, 1994
- - - - -------------------------------------
         (ROBERT A. GUTHANS)

                  *                     A Director               May 24, 1994
- - - - -------------------------------------
          (ELMER B. HARRIS)

                  *                     A Director               May 24, 1994
- - - - -------------------------------------
      (JAMES I. HARRISON, JR.)

                  *                     A Director               May 24, 1994
- - - - -------------------------------------
          (DONALD E. HESS)

                                      II-5


             SIGNATURES                      TITLE                 DATE
             ----------                      -----                 ----
                 *                    A Director               May 24, 1994
- - - - ------------------------------------
          (HUGH B. JACKS)

                 *                    A Director               May 24, 1994
- - - - ------------------------------------
       (RONALD L. KUEHN, JR.)

                 *                    A Director               May 24, 1994
- - - - ------------------------------------
      (E. ROBERTS LEATHERBURY)

                 *                    A Director               May 24, 1994
- - - - ------------------------------------
    (MRS. H. TAYLOR MORRISSETTE)

                                      A Director
- - - - ------------------------------------
        (CLAUDE B. NIELSEN)

                 *                    A Director               May 24, 1994
- - - - ------------------------------------
         (ARTHUR R. OUTLAW)

                 *                    A Director               May 24, 1994
- - - - ------------------------------------
      (Z. CARTTER PATTEN, III)

                                      A Director
- - - - ------------------------------------
        (BENJAMIN F. PAYTON)

                 *                    A Director and an        May 24, 1994
- - - - ------------------------------------   Officer
          (C. DOWD RITTER)



                  *                     A Director               May 24, 1994
- - - - -------------------------------------
      (WILLIAM J. RUSHTON, III)

                  *                     A Director               May 24, 1994
- - - - -------------------------------------
        (HERBERT A. SKLENAR)

                  *                     A Director               May 24, 1994
- - - - -------------------------------------
       (W. A. WILLIAMSON, JR.)

                  *                     A Director               May 24, 1994
- - - - -------------------------------------
         (SPENCER H. WRIGHT)


          /s/ Carl L. Gorday
By___________________________________
   (Carl L. Gorday) Attorney-in-Fact


                               EXHIBIT INDEX

 EXHIBIT
   NO.                                   EXHIBIT
 -------                                 -------
  2(a)   Agreement and Plan of Merger, dated as of the 12th day of September,
         1993, between Fortune Bancorp, Inc. ("Fortune") and AmSouth
         Bancorporation ("AmSouth"), included as Annex A to Proxy
         Statement/Prospectus.*
  2(b)   Stock Option Agreement, dated as of the 13th day of September, 1993, between Fortune and AmSouth, included as Annex B to the Proxy
         Statement/Prospectus.*
  2(c)   First Amendment to Agreement and Plan of Merger, dated as of May 11,
         1994, between AmSouth and Fortune (incorporated by reference from
         Annex A the Supplement to the Proxy Statement/Prospectus filed by
         AmSouth on May 12, 1994 pursuant to Rule 424(b)(3)).
  3(a)   Restated Certificate of Incorporation of AmSouth, incorporated by reference to Exhibit 3(b) to AmSouth's Quarterly Report on Form 10-Q
         for the quarter ended March 31, 1993.*
  3(b)   Bylaws of AmSouth, as amended, incorporated by reference to Exhibit 3-
         b to AmSouth's Annual Report on Form 10-K for the year ended December
         31, 1993.*
  4(a)   Stockholder Protection Rights Agreement, dated as of June 15, 1989, between AmSouth and AmSouth Bank, National Association, as Rights
         Agent, incorporated by reference to Exhibit 4-a to AmSouth's Quarterly
         Report on Form 10-Q for the quarter ended June 30, 1989.*
  4(b)   Instruments defining the rights of holders of long-term debt of
         AmSouth are not filed herewith pursuant to Item 601(b)(4)(iii) of
         Regulation S-K, and AmSouth hereby agrees to furnish a copy of said instruments to the SEC upon request.*
  5      Opinion of Carl L. Gorday, Esq. as to the validity of the shares of
         AmSouth Common Stock.*
  8      Opinion of Holland & Knight as to certain federal income tax matters.*
 15      Letter of Ernst & Young re Unaudited Interim Financial Information of
         AmSouth.
 23(a)   Consent of Carl L. Gorday, Esq. (included in the opinion in Exhibit
         5).*
 23(b)   Consent of Ernst & Young.*
 23(c)   Consent of KPMG Peat Marwick.*
 23(d)   Consent of Dillon, Read & Co. Inc.*
 23(e)   Consent of Holland & Knight (included in the opinion in Exhibit 8).*
 23(f)   Consent of Dillon, Read & Co. Inc. (incorporated by reference to
         AmSouth's Current Report on Form 8-K, dated May 20, 1994).
 23(g)   Consent of Ernst & Young.
 23(h)   Consent of KPMG Peat Marwick.
 24      Powers of Attorney.*
 99(a)   Form of Proxy for Fortune Common Stock.*
 99(b)   Form of Proxy for Fortune Preferred Stock.*
 99(c)   Election Form and Letter of Transmittal.

- - - - --------

*Previously filed.